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02034791

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PSP Swiss Property Ltd

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FILE NO. 82- 5052 FISCAL YEAR 12-31-01

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DATE : 6/13/02

82-5052

ARS
12-31-01

PSP Swiss Property Ltd

Annual Report 2001

02 JUL 11 AM 11:21



psp
Swiss Property

Contents

English translation of German original.

Overview and Reports



Profile

PSP Swiss Property Group – Switzerland's leading real estate company

- High-quality portfolio worth CHF 2.3 billion in prime locations in Switzerland's business centres.
- Properties with an aggregate value of CHF 11 billion under management.
- Target: achieve above-average increases in profit and value for its own portfolio and that of managed properties owned by third parties.

Clearly focused growth strategy and ambitious targets

- The growth strategy is focused on top-quality commercial premises in central locations in Switzerland's key business centres, which have the potential to appreciate in value.
- The value of our real estate portfolio is set to increase to CHF 3 billion by the end of 2003 and to CHF 5 billion over the medium to longterm. The goal of the growth is to achieve economies of scale and to gain recognition with investors within an international comparison.
- The strategy for value enhancement is based on rigorous selection of properties for acquisition in terms of quality, price and potential for development.
- Active management of properties enables optimal utilisation of existing potential for value enhancement.
- Divestments are made giving due consideration to the real estate cycle and tax issues due on the sale of properties.
- Return on equity (ROE) shall average more than 7% over a five-year period.



PSP Swiss Property Ltd
Holding Company
PSP Real Estate Ltd
Real Estate Investments
PSP Management Ltd
Real Estate Services
PSP Finance Ltd
Financing Company
Asset Management
Management Services
Construction Services

Key Figures

PSP Swiss Property Group	2000	2001
Key financial figures (in CHF 1 000)		
Rental income	78 460	119 843
Net changes in fair value of real estate investments	90 185	128 803
Income from management services	29 398	35 146
EBITDA[1]	72 966	160 122
Net income	119 525	211 470
Cash flow from operating activities	69 650	70 256
Total assets	1 531 118	2 395 968
Real estate investments	1 499 586	2 264 486
Shareholders' equity	998 932	1 440 783
Shareholders' equity in % of total fixed assets	66.5%	61.7%
Return on equity[2]	13.0%	17.7%
Key operating figures		
Number of properties	102	118
Implied yield, gross	6.1%	6.4%
Implied yield, net	5.1%	5.6%
Vacancy rate	2.8%	3.8%
Employees	164	173
Per share figures (in CHF)		
Earnings per share (EPS)[3]	20.83	31.78
EPS excluding gains on real estate investments[3,4]	8.80	9.59
Cash flow from operating activities per share[3]	12.14	10.56
Net asset value per share (NAV)[5]	168.83	188.34
NAV per share before deferred tax[5]	172.73	195.78
Dividend per share	4.00	5.00[6]
Share price (high/low)	156.00/140.00	157.25/147.25

[1] Before net changes in fair value of real estate investments
[2] Net income in proportion to weighted shareholders' equity
[3] Refers to weighted average number of shares
[4] Basis: Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes
[5] Before dividend payment
[6] Proposal to the Annual General Meeting on 4 April 2002

Report of the Board of Directors

Extremely well placed for further expansion

Dear Shareholders

Business review

The past financial year was another year of expansion:

- By consistently implementing the focussed growth strategy during 2001, PSP Swiss Property Group has enlarged its property portfolio by 16 commercial properties to a total of 118 properties.
- As a result of the high quality of properties and the fact that acquisitions were completed on extremely favourable terms during 2001, the adjustment in market value of the portfolio amounted to CHF 128.8 million as at 31 December 2001.
- At the end of 2001, the overall market value of the portfolio stood at CHF 2 264.5 million, up by 51.0% from CHF 1 499.6 million at year-end 2000. The defined target regions of Zurich, Geneva, Lausanne, Basel and Berne represented 80% of the portfolio in terms of value.
- The consolidated operating income for 2001 was CHF 339.2 million, which includes a CHF 128.8 million increase in market value of properties and CHF 53.7 million in earnings from investments in associated companies, representing growth of 71.3% in comparison to last year. The operating expenses increased by 41.8% to CHF 51.0 million.
- During the last financial year, the operating profit before financial expenses increased by 77.9% in comparison to the previous year from CHF 162.0 to CHF 288.2 million. Operating profit before financial expenses for 2001 was CHF 105.6 million compared with CHF 71.8 million for 2000, excluding increases in the market value of properties and earnings generated from investments in associated companies.
- The net income rose by 76.9% from CHF 119.5 million to CHF 211.5 million.
- Based on the positive results of the business year 2001, the Board of Directors will propose a dividend payment of CHF 5.00 per registered share to the Annual General Meeting on 4 April 2002.

Innovative real estate solutions

As a result of the joint venture with Lehman Brothers Real Estate Partners, PSP Swiss Property Group was successful at end of March in the auction for a Swisscom commercial property portfolio at a total price of CHF 1.28 billion. Considering the size of the portfolio offered by Swisscom of well above CHF 1 billion, PSP Swiss Property Group's participation in the auction was only feasible in cooperation with a strong financial partner. The professional financial expertise of a global company like Lehman Brothers and the insight into the local property market brought by PSP Swiss Property Group proved to be the ideal combination for the successful participation in the Swisscom auction.

The portfolio was allocated among the participating companies, resulting in the direct acquisition of 16 properties by PSP Real Estate AG for a total sum invested of CHF 409.1 million. The remaining properties were acquired by the newly formed WTF Holdings (Switzerland) Ltd based in Hamilton, Bermuda (WTF). At the end of 2001 a total of 130 properties for an investment of CHF 851.6 million was acquired. Meanwhile, one property has already been sold. PSP Swiss Property Group holds 20% of the shares in WTF, while Lehman Brothers Real Estate Partners has a stake of 80%. WTF's core strategy is to generate profit by selling properties at optimal market value over the next five to seven years, taking into consideration the tax implications involved in these sales. PSP Management Ltd has been appointed with the managing of the entire portfolio. During the reporting period, PSP Swiss Property Group's interest in WTF generated an investment income of CHF 53.7 million. The report on the real estate investments segment on pages 23 to 25 contains further details on our equity interest in WTF.

Solid equity base

In July 2001, as a result of an international placement, PSP Swiss Property Ltd successfully issued, respectively sold 1 803 764 registered shares with a nominal value of CHF 100 each and priced at CHF 152 per share, thus laying the foundations for further attractive acquisitions of properties. The initial phase involved the placing of 1 479 170 new registered shares from the authorised share capital and 70 444 treasury shares through a broad distribution, mainly with institutional investors. The over-allotment option for 254 150 new registered shares from the authorised share capital granted in the context of the capital increase was exercised in full at the end of July. This allowed for an increase in share capital to CHF 765 million in August 2001, divided into 7 650 000 registered shares with a nominal value of CHF 100 each. The inflow of capital from the capital increase amounted to CHF 248.4 million.

Thanks

Without the commitment and professionalism demonstrated by our 173 employees, the success achieved in the previous financial year would not have been possible. On behalf of the Board of Directors and the Executive Management, we would like to take this opportunity to express our deepest thanks to all our employees for their commitment and efforts.

We would also like to thank all our shareholders for the confidence they have shown in us.

Unfortunately, the Chairman Theodor M. Tschopp died on 12 November 2001. From 7 February 2000, he was Chairman of the Board of Directors of PSP Swiss Property Ltd as well as the subsidiaries PSP Real Estate Ltd and PSP Management Ltd. With his activities he made a substantial contribution to the development of PSP Swiss Property Group. We will always remember Theodor M. Tschopp with gratitude and respect.

Outlook for 2002

The global slowdown has also left its mark on the Swiss economy, with moderate economic growth anticipated over the next few years. Real estate markets are affected indirectly by economic slowdowns. However, experience has shown that these markets tend to show a somewhat delayed response to such changes. In addition, both the location and quality of commercial properties and new construction projects and office supply have a considerable impact on price trends in the real estate sector. Good locations and high quality are the key features of our property portfolio, which has proved well able to withstand periods of economic downturn. Demand continues to be good in most of the regions in which PSP Swiss Property Group operates.

We are therefore confident that operating profits will also grow in the future. For 2002, we expect consolidated EBITDA (before net changes in fair value of real estate investments and results from the WTF investment) of approximately CHF 120 million. Based on the revaluation of the properties at the end of 2002, an increase between CHF 10 and 30 million is expected. We estimate that earnings generated from our investment in WTF, which will not include significant additional valuation gains anymore, should be approximately CHF 5 million.

Our objective for the 2002 financial year is to continue to identify and accurately assess attractive investment opportunities. Acquisitions will be made, if the required opportunities for profit and value enhancement are given. Our goal will therefore continue to be qualitative and earnings enhancing growth. In pursuing this goal, we will continue to focus on purchasing attractive and substantial property portfolios. This plan of action enables us to implement our strategy for value enhancement. The continuing trend for outsourcing real estate portfolios should provide us with opportunities for acquisition in the future.

Günther Gose



Fritz Jörg



An initial move towards consolidation among Switzerland's new listed real estate companies has started over the past financial year. This represents a further strategic option for achieving external growth. Due to our chosen strategy, the quality of the existing portfolio and the proven expertise of our management, we are convinced that PSP Swiss Property Group is extremely well placed to take advantage of this consolidation process. It is essential that potential alliances are selected on the basis of their ability to bring long-term success, in the same way as individual properties and real estate portfolios.

Günther Gose
Chairman of the Board of Directors

Fritz Jörg
Delegate of the Board of Directors
and Chief Executive Officer

15 February 2002

Shares of PSP Swiss Property Ltd

Commitment to shareholders

- Above-average **growth in value** as compared with investments in the same sector.
- **Safe investment** – through the high quality of properties and the professionalism of the management.
- **Transparency** in the presentation of financial statements.

Dividend policy

An annual dividend payment of between 50% and 75% of the consolidated annual net income excluding gains on real estate investments (according to page 34).

Share price development / Trading on the stock exchange

As in the previous year, the price of PSP Swiss Property shares has remained stable during the past financial year. The share prices fell slightly by 2.6% from CHF 156.00 at the end of 2000 to CHF 152.00 at the end of 2001. Given the fact that 2001 was a tough year on the stock market, this should be viewed in a positive light. The discount to net asset value (NAV) has risen from 7.6% to 19.3% compared with the end of 2000. PSP Swiss Property shares are an investment with value stability and earnings visibility. Such qualities are again increasingly of importance to investors.

The average daily volume for 2001 was 12 311 shares with a value of CHF 1.8 million and for 2000, 4 782 shares worth CHF 0.7 million (excluding dealings from the first three days of trading following the IPO).



165
160
155
150
145
140
135
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
PSP Swiss Property
Swiss ZKB Immobilien Fonds – Price Index
SWX IG Real Estate – Price Index

Source: Datastream, 29 December 2000 until 31 December 2001

Key figures	**2000**	**2001**
Share prices (in CHF)		
High	156.00	157.25
Low	140.00	147.25
At year-end	156.00	152.00
SWX Swiss Exchange: symbol PSPN, security number 1042810		
Market capitalisation (in CHF million)[1]		
High	923.0	1 197.2
Low	828.3	875.7
At year-end	923.0	1 162.8
Per share figures (in CHF)[2]		
Earnings per share (EPS)[3]	20.83	31.78
EPS excluding gains on real estate investments[3,4]	8.80	9.59
Cash flow from operating activities per share[3]	12.14	10.56
Net asset value per share (NAV)[5]	168.83	188.34
NAV per share before deferred taxes[5]	172.73	195.78
Dividend per share	4.00	5.00[6]
Number of shares		
Issued shares	5 916 680	7 650 000
Own shares	70 444	25 000
Outstanding shares	5 846 236	7 625 000
Weighted average number of shares	5 738 494	6 654 963

[1] For 2001, in consideration of the corresponding number of issued shares, based on the capital increases which have taken place
[2] Registered shares with a nominal value of CHF 100 each
[3] Refers to weighted average number of shares
[4] Basis: Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes
[5] Before dividend payment
[6] Proposal to Annual General Meeting on 4 April 2002

Share capital as at 31 December 2001

Share capital	CHF 765 000 000,	divided into	7 650 000	registered shares with a nominal value of CHF 100 each
Authorised share capital	CHF 76 668 000,	divided into	766 680	registered shares with a nominal value of CHF 100 each
Conditional share capital	CHF 50 000 000,	divided into	500 000	registered shares with a nominal value of CHF 100 each

Distribution of PSP Swiss Property shares as at 31 December 2001

Number of registered shares	Registered shareholders		Registered shares		**Total number of issued shares[1]**
	Number	%	Number	% of issued shares	
1 – 100	239	37.5	11 981	0.2	
101 – 1 000	237	37.1	93 817	1.2	
1 001 – 10 000	115	18.0	449 476	5.9	
10 001 – 100 000	39	6.1	1 328 666	17.4	
100 001 – 382 499	5	0.8	916 697	12.0	
382 500 (5%) and above	3	0.5	2 830 098	37.0	
Total registered shareholders/shares	**638**	**100.0**	**5 630 735**	**73.6**	**5 630 735**
Total non-registered shares[2]				**26.4**	**2 019 265**
Total				**100.0**	**7 650 000**

[1] Of the total number of issued shares, the 25 000 own shares do not carry voting rights
[2] Shares which were not registered in the share register at 31 December 2001

Details on shareholders and shares registered as at 31 December 2001

	Registered shareholders		Registered shares	
	Number	%	Number	%
Individuals	434	68.0	192 395	3.4
Legal entities	204	32.0	5 438 340	96.6
thereof nominees/trustees	33	5.2	468 730	8.3
Total	**638**	**100.0**	**5 630 735**	**100.0**
Switzerland	601	94.2	5 105 588	90.7
Europe (not including Switzerland)	33	5.2	492 936	8.8
North America	1	0.2	30 000	0.5
Other countries	3	0.5	2 211	0.0
Total	**638**	**100.0**	**5 630 735**	**100.0**

Major shareholders as at 31 December 2001

PSP Swiss Property Ltd is aware that **Zurich Financial Services**, Zurich, holds a total of 1 702 398 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights. The Company is also aware, that **Converium Ltd**, Zurich, holds 740 000 registered shares (corresponding to approximately 9.7% of voting rights) and that **PubliGroupe SA**, Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of voting rights).

Tax representation in Germany

In order to fulfil possible taxable requirements of the German foreign investment law, a tax representation according to § 18 subparagraph 1 / subparagraph 2 of said law has been set up as a precautionary measure (Repräsentantengesellschaft für Auslandfonds mbH, Leopoldstrasse 236, DE-80807 München).

Agenda

Annual General Meeting 2002
4 April 2002,
Kongresshaus, Zurich

Publication of half-year results 2002
20 August 2002

Board of Directors / Auditors / Management

Board of Directors

Günther Gose
1944, DE, Herrliberg
Chairman (until 4 December 2001 Vice-Chairman) since 7 February 2000, elected until 2003;
Chief Financial Officer of Zurich Financial Services Group (until 30 June 2002)

Theodor M. Tschopp
1937, CH, Zollikon
Chairman from 7 February 2000 to 12 November 2001 (date of death)

Fritz Jörg
1948, CH, Forch
Delegate and Chief Executive Officer of PSP Swiss Property Group since 7 February 2000, elected until 2003

Gino Pfister
1942, CH, Basel
Member since 7 February 2000, elected until 2003;
Managing Director of the Novartis Pension Fund

Samuel Ehrhardt
Secretary to the Board of Directors

Auditors

PricewaterhouseCoopers AG
Group Auditors
Term of office: 2001 financial year

Dr. Rietmann & Partner AG
Special Auditors
(to carry out special audits pursuant to Article 27 (3) of the Articles of Association)
Term of office: 2001 financial year

Management

Fritz Jörg
Chief Executive Officer

Felix Fischer
Chief Financial Officer

Peter Abplanalp
Chief Operating Officer

Hans Peter Egloff
Head of Management Services

Piero Ruprecht
Head of Construction Services



From left to right, standing: Felix Fischer, Peter Abplanalp, Hans Peter Egloff; sitting: Fritz Jörg, Piero Ruprecht

Market Situation

Economic environment

The effects of global economic slowdown and the economic and political events of 2001 have also left their mark on Switzerland. The uncertainties which currently exist are mainly having a negative effect on consumer confidence and investment activity. Growth forecasts for the Swiss economy have been revised downwards due to the events which have taken place. In contrast, the prospect of persisting low interest rates should have a positive impact on the economic development. The crucial issue for Switzerland in general will be the speed with which other European economies and the US can recover from the economic downturn.

Commercial property market in Switzerland

Real estate markets also are affected indirectly by general economic trends. However, experience has shown that these markets tend to show a somewhat delayed response to such changes. As opposed to certain European markets, the market for commercial properties in Switzerland is generally still stable and continues to offer potential for value enhancement. Both location and quality are the key factors determining the market performance of commercial properties. This means that strong regional differences obviously exist as far as supply and demand are concerned, which in turn impact on pricing and the proportion of untenanted space. As in the previous year, there has clearly been strong demand for office space in prime locations in Zurich and Geneva, Switzerland's two major markets, especially in the first half of 2001. This has resulted in a response on the supply side. For this reason, several construction projects have got underway, or are in the process of being approved, in the greater Zurich area, especially in North and West Zurich. However, it may be that some plans for office complexes will not be implemented straight away due to the slowdown in economic growth. A slight drop in overall demand over the course of 2002 is expected. The price of rented floor space may well have reached its highest level for the time being, so that only slight price increases will be achievable for selected properties respectively prime locations. In other key markets, such as Lausanne, Basel or Berne, rents have stagnated, remaining at the same level. The exception to this rule are absolutely central locations in Basel where prices are increasing. In contrast to central locations with good infrastructure, in some urban centres and even more so in peripheral locations, there has been no discernible growth for some time now. Demand has remained slack and price levels low. Ultimately, the needs of end-users will be the deciding factor in determining whether commercial properties will increase in value, irrespective of whether office or retail space is involved. In order to maximize a sustained value of properties, the rapidly changing needs of tenants must be met, with regard to the term of tenancies, flexibility of use, premises size and technical installations. Due to the reduction in interest rates on capital markets and the prospect of continuing low inflation in Switzerland, real estate investors now have slightly lower yield requirements. This has had a correspondingly positive effect on property prices.

Potential for divestment and outsourcing

The trend continues for outsourcing property portfolios and services to professional property companies to free up capacity for core activities. Transactions carried out during 2001 have shown that there is keen interest among international investors for the property portfolios on offer. This means increased competition for Swiss investors, but also interesting opportunities for cooperation.



Real Estate Investments Segment

Investment policy

- Direct and indirect investments in diversified, high-quality commercial properties and portfolios in Switzerland.

- Investments in land, building and renovation projects are possible.

- Investment properties should mostly be situated in the following target regions with potential for economic growth:
  - Zurich
  - Geneva
  - Lausanne, Basel, Berne

- Other locations are classified as "Other locations" respectively "Land units and objects in construction".

- In order to ensure diversification of risk, the following parameters must be observed:
  - Gross potential income per individual property shall represent a maximum of 10% of overall gross potential income for the existing PSP real estate portfolio.
  - Gross potential income to be generated from properties categorised as "Other locations" shall represent a maximum of 30% of overall gross potential income for the existing PSP real estate portfolio.
  - Reported value of investment of "Land units and objects in construction" shall represent a maximum of 10% of the overall value of the portfolio.

- If through a portfolio investment key figures should exceed the above thresholds, the business plan of such acquisition must state the way forward and be implemented in order to meet the defined parameters.

Business review

The rental income has increased by CHF 41.4 million, or 52.7%, to CHF 119.8 million, in comparison to last year. This is mainly due to the inclusion of the properties acquired from Novartis Pension Fund in December 2000 and in spring 2001 as well as the acquisition of the Swisscom properties. The valuation of properties carried out at the end of the year showed an increase of the portfolio value of CHF 128.8 million. The sale of various properties resulted in a profit of CHF 0.7 million. The stake in WTF acquired in March 2001 resulted in an income from investments in associated companies of CHF 53.7 million. This income has mainly accrued due to the revaluation of properties at market value. Compared to the 2000 financial year, the direct real estate expenses, consisting of operating expenses and maintenance and renovation expenses, rose by 27.8% to CHF 15.6 million. General and administrative expenses increased by 21.6% to CHF 6.9 million, essentially caused by higher personnel expenses. The operating profit before financial expenses (including adjustment in the market value of properties) increased by 86.2%, or CHF 280.6 million, in comparison to the previous year. Due to higher debt capital, the net financial expenses increased by CHF 18.8 million to CHF 31.4 million.

The net income increased by CHF 94.8 million or 86.1% to CHF 204.9 million in comparison with the previous year.

Investments

2001 was dominated by the acquisition of various office and commercial properties, enabling PSP Swiss Property Group to consolidate its position as Switzerland's leading property company. A total of CHF 670.0 million was invested in purchasing 21 properties overall, while 5 properties were sold for CHF 12.1 million. At the end of 2001, the real estate portfolio therefore comprised 118 properties. After allowing for market value adjustments of CHF 128.8 million as at 31 December 2001, the market value of the portfolio had risen by CHF 764.9 million or 51.0%, compared to the end of last year to CHF 2 264.5 million by the end of 2001. The target regions of Zurich, Geneva, Lausanne, Basel and Berne account for 80% of portfolio value.

The purchase of two properties for the sum of CHF 43.9 million early in the last financial year concluded the acquisition of commercial properties from various Novartis Group Pension Funds agreed in 2000. Since one of the Novartis Group Pension Funds only owned half of one property (Hochstrasse/Pfeffingerstrasse in Basel), PSP Real Estate Ltd entered

Gross potential income by area


Other locations 24%
Zurich 46%
Geneva 12%
Lausanne, Basel and Berne 18%

Gross potential income by use


Parking 7%
Other 5%
Office 73%
Retail 15%

into an agreement with the owner of the other half for the acquisition of its interest in the property.

The acquisition of various Swisscom properties in partnership with Lehman Brothers Real Estate Partners, announced at the end of March, was successfully completed in June. The benefit of these properties accrued retrospectively as from 1 April 2001. PSP Real Estate Ltd acquired directly 16 properties in good locations by investing a total of CHF 409.1 million. Swisscom has rented back premises representing approximately 72% of rental income and has therefore become PSP Real Estate Ltd's largest tenant. The majority of tenancy agreements entered into with Swisscom stipulate terms of between 12 or 15 years with a number of options for renewal. At the end of 2001, the total floor space rented by Swisscom covers an area of 119 456 m² and is predominantly used as office space.

Convinced of the future potential of Wallisellen as a location and the attractiveness and leasability of the planned SWING business park, PSP Real Estate Ltd exercised at the end of June 2001 two pre-emptive rights which allowed to build two office premises at Richtistrasse 5 and Richtistrasse 7. It is planned that a total of CHF 103.9 million will be invested in the Richtistrasse 5/7 building project. The entire SWING business park has a distinctively modern image, is situated in an extremely attractive area close to Zurich-Kloten airport, with good transport connections. In addition, there is a high degree of flexibility regarding the use of the individual office buildings. The Richtistrasse 5/7 building project will have total rentable space of 15 480 m² over five floors, providing scope for a number of different designs for office, conference or training facilities. The glazed inner courtyards permit optimum lighting by means of natural light. Both office buildings are linked by a joint underground parking area with capacity for 252 parking lots. Building commenced in July 2001 and all permits required for completing the construction work have been obtained. Both buildings are in the late stages of basic construction. Occupation of the office premises is planned in two phases. The first phase will be completed by the end of 2002 (SWING5 – Richtistrasse 7) and the second phase by early 2003 (SWING2 – Richtistrasse 5). Negotiations are currently underway with a prospective tenant for the office premises at Richtistrasse 5.

The first office building (SWING1) at Richtistrasse 3 in Wallisellen to be conceived as part of the SWING business park has been successfully completed following intensive construction over a period of only 15 months and was handed over on schedule to a single tenant at the end of November. The sum invested in this building was CHF 44.2 million.

PSP Real Estate Ltd has pre-emptive rights to purchase the two remaining buildings planned SWING3 (Richtistrasse 9) and SWING4 (Richtistrasse 11) for the completion of the business park, which were secured when making the initial investment in Richtistrasse 3 in mid-2000.

The business property at Förrlibuckstrasse 10 was acquired at the end of June. This is situated in an extremely accessible location in one of the largest and most attractive development areas in Zurich. This office building, which is currently 100% let, will be vacant from the middle of 2002. Full interior and exterior renovation work will subsequently be carried out, for which the appropriate permits have already been obtained. The aim is to fully exploit the property's potential for value appreciation. The renovated commercial property offers well-fit premises and allows for extremely efficient use of space and flexible office fittings. The premises therefore meets the standards currently required by

Vacancy rate by area
in %, as at end of month



12%
10%
8%
6%
4%
2%
0%
December 2001
June 2001
December 2000
June 2000
December 1999
Zurich
Geneva
Lausanne, Basel and Berne
Other locations
Total

Rental income by type of tenant



Technology 8%
Government 6%
Other 12%
Financial services 28%
Telecommunication 19%
Retail 16%
Services 11%

tenants. The space consisting of an area approximately comprising 7 700 m² spread over seven floors will be re-let in spring 2003. Marketing is expected to commence in the first quarter of 2002.

At the end of December 2001, the property located at Steinentorberg 8-12 in Basel was acquired. The building, which is fully let to first-rate companies, consists of approximately 8 000 m² of rentable office space and a further area of some 3 600 m² used as a wellness park.

The vacancy rate for the entire own portfolio increased during the reporting period from 2.8% at the end of 2000 to 3.8% at the end of 2001. This increase is solely attributable to the Swisscom acquisition, which involved taking on some properties with high levels of untenanted space. Following the acquisition of the Swisscom properties, the vacancy rate as at mid-2001 stood at 4.0%. However, by successfully entering into tenancy agreements in the second half of the year, it was possible to reduce the vacancy rate to 3.8%. At the end of 2001, the vacancy rate excluding the Swisscom properties amounts to 1.8%.

Sold properties

Location, address	Date of purchase	Date of sale
Wettingen, Mattenstrasse 4	12.10.1999	1.10.2001
Solothurn, Dornacherplatz 19	18.10.1999	1.10.2001
Glarus, Bankstrasse 34	14.10.1999	31.12.2001
Frauenfeld, Rheinstrasse 16	12.10.1999	31.12.2001
Zurich, Zweierstrasse 25	8.10.1999	31.12.2001

Divestments

A total of five properties were sold during the reporting period for CHF 12.1 million. The majority of these properties were acquired as a result of portfolio acquisitions and resold, either because they did not accord with the investment strategy pursued by PSP Real Estate Ltd, or because the properties were managed in such a way as to maximize their value and were therefore suitable for sale. The selling prices achieved were CHF 1.1 million, or 10.0% above the property valuations provided by CB Richard Ellis as at mid-2001.

Reconstruction and renovation projects

Besides routine maintenance work, reconstruction and renovation in the order of CHF 17.9 was again carried out during 2001 on several properties in the interests of maintaining and enhancing value. The most important of these projects are described in the following.

Exterior renovation was carried out on the attractively situated property at Seestrasse 40/42 in Kilchberg on the border of the lake of Zurich. The flat roof was completely replaced and the sanitary installations overhauled. This value-enhancing investment improved amenities for the tenants. At the same time, the attractiveness of the property has increased significantly due to its new appearance.

The business premises at Rue de la Banque 4 in Fribourg was 70% unoccupied after the principal tenant vacated the property on 30 September 2000. The property was extensively renovated over a period of nine months under a reconstruction project formulated and implemented by our own management and construction experts. At the beginning of 2002, the proportion of untenanted space had fallen to 50% once the first tenancy agreements had been signed. For another 10% of untenanted space another tenancy agreement has been signed with effect starting 1 April 2002.

Rental income by largest tenants



Other 46%
Swisscom 19%
Zurich Financial Services Group 12%
Migros 5%
UBS 4%
Credit Suisse 3%
Next five largest tenants 11%

Expiry of lease contracts
in % of rental income



25%
20%
15%
10%
5%
0%
16
6
5
12
14
7
4
4
6
2
24
2002 03 04 05 06 07 08 09 10 11 12+

PSP Swiss Property Group therefore expects the property to be fully let in the first half of 2002.

The shell of the property at Stampfenbachstrasse 48/Sumatrastrasse 11 in Zurich has been extensively renovated. Thanks to additional insulation, new windows and shutters as well as a complete overhaul of the elevator systems, this property has not only increased in value in visual terms, but also in terms of energy efficiency. The advantage to the client from these measures will be demonstrated by considerably lower heating costs.

An area comprising 2 359 m² in the property at Seilerstrasse 8a in central Berne was temporarily unoccupied after the principal tenant vacated the property on 31 January 2001. By commencing the re-letting process immediately, the proportion of untenanted space had been eliminated entirely by 1 August 2001 and 1 October 2001 respectively. During the process of changing tenants, both the interior and exterior of this property was extensively renovated, enabling an attractive tenancy agreement to be signed with a new tenant for a fixed term of ten years.

In order to guarantee the quality of the own portfolio, reconstruction and renovation works in the order of CHF 10.8 million are planned for the financial year 2002.

Investment in WTF

In March 2001, PSP Swiss Property Group acquired a 20% stake in WTF Holdings (Switzerland) Ltd based in Hamilton, Bermuda, as part of the Swisscom transaction carried out with Lehman Brothers Real Estate Partners. 80% is held by Lehman Brothers Real Estate Partners, the Equity Fund of the US investment bank Lehman Brothers, which specialises in international property transactions.

The initial funding provided by PSP Swiss Property Group amounted to USD 2 400 as equity and CHF 14 million as shareholders' loan which have, however, equity characteristics. Due to surplus funds accumulated during the reporting period, WTF was in a position to repay borrowed capital totalling CHF 6.9 million to its shareholders. The financial commitment of PSP Swiss Property Group as at 31 December 2001 therefore amounted to USD 2 400 as equity and CHF 12.6 million as subordinated shareholders' loan. That of Lehman Brothers Real Estate Partner amounted to USD 9 600 as equity and CHF 49.5 million as subordinated shareholders' loan.

Due to the fact that private equity investors require high investment returns and that credit standing was assured by market valuations which were clearly above the acquisition price, WTF has largely been financed through borrowed capital.

The market valuation of the properties was carried out at the end of 2001 by CB Richard Ellis, Zurich, in accordance with the discounted cash flow method. A total of CHF 851.4 million was invested in these 129 properties.

WTF's core strategy is to generate profit by selling properties at optimal market value over the next five to seven years, taking into consideration the tax implications involved in these sales.



WTF reports the following unaudited, consolidated financial figures in accordance with International Accounting Standards (IAS) for its first financial year (8 March 2001 to 31 December 2001).

Information on the WTF real estate portfolio is available on pages 88 to 99.

CHF	1 341.1	million total assets
CHF	1 277.9	million real estate investments
CHF	268.7	million shareholders' equity
CHF	62.1	million shareholders' loan
CHF	804.3	million long-term bank debt
CHF	499.4	million operating income
CHF	426.5	million increase in the value of real estate investments
CHF	31.8	million operating expenses
CHF	467.6	million operating profit before financial expenses
CHF	435.4	million operating profit before taxes
CHF	273.1	million net income

During the reporting period, PSP Swiss Property Group's stake in WTF resulted in a profit of CHF 53.7 million. Services assigned to PSP Swiss Property Group as a result of its investment in WTF create an additional source of earnings. PSP Management Ltd is responsible for managing the entire WTF portfolio, generating annual income from management services of approximately CHF 6 million. In addition, PSP Swiss Property Group receives agent's commission on sales of properties. Incentive components are also built into sales activities, with the potential for performance-related payments. This attractive investment – while investing a limited amount with high profit opportunities clearly demonstrates that PSP Swiss Property Group is in a position to implement innovative real estate solutions, allowing for restructuring and optimisation of real estate portfolios in terms of value.

Activities in the early part of 2002

In early February 2002, the land for a commercial building (project with building permit) in a Geneva suburb has been acquired for a sum invested of CHF 23.0 million. The planned total investment for this property will be CHF 96.7 million. The lease contract with a Swiss private bank as well as the construction agreements with a total services contractor have already been signed. In 2004, the high-standard building will be finished, and the building will be ready for the tenant to move in.

Outlook for 2002

The PSP real estate portfolio is characterised by the high quality and excellent locations of the majority of property holdings. Moreover, existing tenancy agreements provide an excellent basis as far as credit standing and the terms of tenancies are concerned. These are crucial factors which will enable to achieve positive respectively stable earnings performance, even during periods of general market stagnation. For 2002, an EBITDA (before net changes in fair value of real estate investments and results from the investment in WTF) to be in the region of CHF 110 million is expected. For the revaluations of properties at the end of 2002, an increase between CHF 10 and 30 million is expected. The estimation concerning earnings generated from the investment in WTF, which will not include any significant valuation gains anymore, amounts to CHF 5 million.

The implementation of the growth strategy will be continued by acquiring large real estate portfolios with suitable potential for value-enhancement. The continuing trend for outsourcing property portfolios should provide PSP Real Estate Ltd with opportunities for acquisition in the future.

Around 20 properties valued at around CHF 200 million are earmarked for our divestment programme and sales negotiations are already at an advanced stage in some cases. Proportionately, as a percentage of the overall selling price, these properties are predominantly located in regions which do not classify as strategic investment regions. When deciding on which properties to sell, tax implications involved in these sales as well as any appreciation in value achieved are also taken into consideration, in addition to strategic investment criteria.

Real Estate
Management Services Segment



Business review

The income from management services, at the same time the total operating income, increased by 23.5% from CHF 32.9 million to CHF 40.7 million in comparison to the previous year, which was achieved with a slightly higher number of staff. This increase is attributable to the acquisition of new properties by PSP Real Estate Ltd and the new WTF property management services contract. During 2001, third-party clients accounted for 65.4% of the income from management services, compared with 75.9% in the previous year. During the reporting period, the operating expenses increased from CHF 21.6 million to CHF 33.1 million. The main reason for this increase was the released provisions for pension benefits in the amount of CHF 8.0 million in the previous year, which accordingly reduced the prior year's expenditure. Even if this special factor is stripped out of the figures, personnel expenses rose due to a higher number of employees, adjustments on the salaries and performance-related bonuses. Because the work involved in acquisitions necessitated an increase in the use of external services, the fees to subcontractors increased by CHF 0.9 million. The operating profit before taxes decreased by 30.8% to CHF 8.6 million in comparison to the previous year and the net income fell by 30.4% to CHF 6.6 million. Excluding the special factor in 2000 already referred to and the resulting tax impact, the net income would have increased by CHF 3.2 million or 94%.

Business operations

In the past financial year, approximately 58 000 lease contracts, consisting of approximately 23 000 residential apartments and around 1 732 000 m² of commercial area plus parking lots were managed by 132 well-trained employees working in this segment (of whom 116 are responsible for property management and 16 for construction services). Rental volume from these properties amounts to some CHF 680 million, while the total value of properties under management amounts to approximately CHF 11 billion. PSP Management Ltd, which provides the real estate management activities within the Group, is now one of Switzerland's largest property management companies.

In 2001, special efforts were made on the Swisscom deal. Following an extensive lead-in phase and final completion of the transaction, the objective in the second half of 2001 was ultimately the integration and the efficient and effective management of the purchased properties of the own account, as well as of those acquired by WTF. PSP Management Ltd has been appointed with the management of all these properties. In view of this, a new office with 12 employees was opened in Berne on 1 July 2001 in order to facilitate better relationship with tenants and management of properties in the region and to optimise management services.

Renewing tenancy agreements at market terms and reducing vacant space were other key areas of activity in relation to the own properties and the managed portfolios. Due to the commencement of management services in relation to the properties acquired from Swisscom, the vacancy rate for the entire portfolio of managed properties rose from 2.1% at the end of 2000 to 4.0% by mid-2001. The vacancy rate in the Swisscom portfolio acquired by PSP Real Estate Ltd was 9.8% and approximately 14% for the properties acquired by WTF. By the end of 2001 the vacancy rate for the entirely managed portfolio amounted to 4.1%. The use of the Internet as a channel for information and communication is of increasing importance for letting properties purposes. The rental properties advertised on the website **www.psp-swissproperty.ch** received around 1.1 million hits from potential tenants during 2001. Approximately 13 000 electronic enquiries were received on average every month on the basis of these offers.

PSP Management Ltd's client structure has altered due to the sale of 100 residential and residential/business properties of our existing client Novartis Group Pension Fund to Credit Suisse Asset Management and the sale of 23 residential and residential/business premises belonging to Zurich Financial Services Group to Converium Ltd, which Zurich Financial Services Group set up and floated on the stock market in December 2001. The property management expertise of PSP Management Ltd enabled to acquire Credit Suisse Asset Management and Converium Ltd as new clients, which means that all the properties sold will continue to be managed by PSP Management Ltd. These new contracts are producing interesting opportunities with considerable future potential.

There was also considerable activity in the construction services business. In the reporting period, we entered into 44 new agreements to manage the reconstruction or renovation of buildings or to act as agents for property owners. 14 of these agreements were for own properties. Overall construction costs for all new projects amount to CHF 64.7 million, with the own properties accounting for CHF 28.8 million. The largest of these new projects is in Jona, St. Gall. This involves the restructuring and renovation of a third-party shopping centre at a total cost of CHF 8.2 million. The total refurbishment of a residential area in Dübendorf, containing 142 apartments, was successfully completed in the first half of 2001. The first phase of the own SWING business park project in Wallisellen was successfully concluded at the end of November with the completion of the Richtistrasse 3 office building and handover of the property to the tenant according to schedule. In order to ensure the quality of the construction work required for the further office complexes at Richtistrasse 5 and Richtistrasse 7 and that the project will be carried out on schedule, PSP Management Ltd was also appointed to act as agent for the property owner.

Outlook for 2002

Performance in the real estate sector and accordingly the rental income which may be achieved are the main factors which determine income from management services levels. Owing to the fact that the real estate markets are generally expected to stagnate in 2002, an income from management services of approximately CHF 41 million is anticipated for the current financial year, to equal similarly high levels of income generated in the previous year. EBITDA of approximately CHF 9 million is expected for 2002.

In order to achieve the greatest possible customer satisfaction, the services offered are constantly being developed and expanded, while the staff participate in training and development courses on an ongoing basis.

Income from management services by client


Novartis Pension Fund 16%
WTF 9%
Other 3%
Zurich Financial Services Group 37%
PSP Real Estate Ltd 35%

Human Resources and Infrastructure



At the end of 2001, PSP Swiss Property Group had 173 employees, 116 of whom – including 7 apprentices – were working in real estate management business and 16 in constructions services business. 41 employees were allocated between the administration, the financial department, information technology and logistics. In mid-2001, the Berne office was opened, creating twelve new jobs. Despite difficult conditions in the job market, it was possible to fill all vacancies and employ staff for all these new jobs during the past financial year. PSP Swiss Property Group's success is essentially based on the competence of its staff at all levels. In order to ensure this, staff participate in internal and external training and development courses on an ongoing basis. A further six employees successfully completed a training program for property managers leading to a federal diploma last year. Internal seminars promote and assist communication within the PSP Swiss Property Group. For the first time, a number of middle and senior managers received training using the "St. Gall management model" or attended another management seminar. Throughout Switzerland approximately 700 people are employed as caretakers as their main or secondary occupation; these carry out property-related work and are managed by the real estate management staff. The expenses incurred for these caretakers are charged to the account of the appropriate property.

Great importance is also attached to infrastructure. Continuous improvement of internal procedures and appropriate software support are the basis for efficient and effective services, above all in the property management business. The evaluation of new property management software, commenced in the first quarter of 2001, was completed in July. In conjunction with three other large property management companies, the decision was again made in favour of comprehensive development as the best way of meeting the needs of users. In the first phase of the project, the technical feasibility study was successfully completed. It is expected that the initial development phase will be implemented in the second half of 2002.

PSP Swiss Property Group's website was substantially enlarged and improved during the last financial year. The site **www.psp-swissproperty.ch** provides detailed information on

- properties available for rent or sale
- introduction to PSP Swiss Property Group
- real estate portfolios showing key data and graphics
- Investor Relations

Financial Statements –

PSP Swiss Property Group
PSP Swiss Property Ltd



Consolidated Income Statement

(in CHF 1 000)	1 January to 31 December 2000	1 January to 31 December 2001	Note
Operating income			
Rental income	78 460	119 843	1
Net changes in fair value of real estate investments	90 185	128 803	10
Income from property sales	-24	704	2
Income from investments in associated companies	0	53 729	
Income from management services	29 398	36 146	3
Total operating income	**198 019**	**339 225**	
Operating expenses			
Real estate operating expenses	-3 914	-5 600	4
Real estate maintenance and renovation expenses	-4 792	-5 462	5
Personnel expenses	-12 394	-24 690	6
Fees to subcontractors	-3 549	-4 457	
General and administrative expenses	-8 594	-9 312	7
Start-up and organisational expenses	-1 625	-779	
Depreciation on furniture, fixtures and equipment	-1 130	-744	13
Total operating expenses	**-35 998**	**-51 044**	
Operating profit before financial expenses	**162 021**	**288 181**	
Net financial expenses	-11 457	-30 375	8
Operating profit before taxes	**150 564**	**257 806**	
Taxes	-31 039	-46 336	9
Net income	**119 525**	**211 470**	
Net income excluding gains on real estate investments[1]	50 515	63 790	16
Earnings per share in CHF	20.83	31.78	16

[1] *Net income before net changes in fair values of own real estate investments and those of associated companies,* before realised income on property sales and all related taxes

The notes are part of these consolidated financial statements.

Consolidated Balance Sheet

(in CHF 1 000)	At 31 December 2000	At 31 December 2001	Note
Assets			
Real estate investments	1 499 586	2 264 486	10
Investments in associated companies	0	53 733	11
Subordinated loans to associated companies	0	12 620	12
Furniture, fixtures and equipment	3 070	3 308	13
Deferred tax assets	105	1 017	9
Total fixed assets	**1 502 761**	**2 335 164**	
Accounts receivable	8 869	19 504	
Other assets	364	891	
Marketable securities	0	7 101	14
Cash and cash equivalents	19 124	33 308	
Total current assets	**28 357**	**60 804**	
Total assets	**1 531 118**	**2 395 968**	
Shareholders' equity and liabilities			
Share capital	591 668	765 000	15
Capital reserves	307 178	389 136	
Retained earnings	100 393	288 479	
Fair value reserves	-307	-1 832	
Total shareholders' equity	**998 932**	**1 440 783**	
Long-term debt	190 000	275 000	8
Bonds	199 869	150 455	8
Deferred tax liabilities	23 142	57 944	9
Total long-term liabilities	**413 011**	**483 399**	
Accounts payable	15 530	22 283	
Short-term debt	80 000	368 000	8
Bonds	0	49 969	8
Other liabilities	18 668	31 534	
Bank debt	4 977	0	8
Total current liabilities	**119 175**	**471 786**	
Total shareholders' equity and liabilities	**1 531 118**	**2 395 968**	

The notes are part of these consolidated financial statements.

Zug, 15 February 2002, on behalf of the Board of Directors: Günther Gose, Chairman, and Fritz Jörg, Delegate and Chief Executive Officer

Consolidated Cash Flow Statement

(in CHF 1 000)	1 January to 31 December 2000	1 January to 31 December 2001	Note
Operating profit before taxes	150 564	257 806	
Net changes in fair value of real estate investments	-90 185	-128 803	10
Net financial expenses	11 457	30 375	8
Income from property sales	24	-704	2
Depreciation on furniture, fixtures and equipment	1 130	744	13
Income from investments in associated companies	0	-53 729	11
Changes in market value of marketable securities	0	-101	14
Interest paid	-8 382	-24 754	
Interest received	2 365	3 810	
Taxes paid	-2 867	-9 163	
Changes in assets and liabilities from operating activities:			
Accounts receivable/accounts payable, net	9 389	-7 400	
Pension liabilities	-8 465	0	
Other assets/other liabilities, net	4 620	2 175	
Cash flow from operating activities	**69 650**	**70 256**	
Purchases/sales of furniture, fixtures and equipment, net	-655	-983	13
Purchases/sales of investments in associated companies	0	-4	11
Payout/repayment of loans to associated companies	0	-12 620	12
Purchases/sales of marketable securities	0	-7 000	14
Capital expenditures on real estate investments	-8 072	-17 123	10
Purchases of real estate investments	-322 455	-630 011	10
Sales of real estate investments	2 172	11 741	
Cash flow from investing activities	**-329 010**	**-656 000**	
Capital increase	141 306	248 381	
Purchases/sales of own shares, net	-10 407	6 909	
Increase/decrease of debt, net	134 963	373 000	
Dividend payment	0	-23 385	
Cash flow from financing activities	**265 862**	**604 905**	
Changes in cash and cash equivalents[1]	**6 502**	**19 161**	
Cash and cash equivalents at 1 January	7 645	14 147	
Cash and cash equivalents at 31 December	14 147	33 308	

[1] Cash and cash equivalents less bank debt

The notes are part of these consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(in CHF 1 000)	Share capital	Capital reserves	Retained earnings	Fair value reserves	Total shareholders' equity
At 31 December 1999	**500 000**	**267 947**	**-19 132**	**-748**	**748 067**
Capital increase on 28 February	91 668	49 638			141 306
Fair value of hedging				441	441
Own shares		-10 407			-10 407
Net income			119 525		119 525
At 31 December 2000	**591 668**	**307 178**	**100 393**	**-307**	**998 932**
Dividend payment			-23 384		-23 384
Capital increase on 12 July/14 August	173 332	90 133			263 465
Capital increase expenses		-15 083			-15 083
Fair value of hedging				-1 525	-1 525
Own shares		6 908			6 908
Net income			211 470		211 470
At 31 December 2001	**765 000**	**389 136**	**288 479**	**-1 832**	**1 440 783**

The notes are part of these consolidated financial statements.

Notes to the Consolidated Financial Statements –

Segment Information for the Business Year 2000

(in CHF 1 000)	Real Estate Investments	Real Estate Manag. Services	Eliminations[1]	Total Group
Operating income				
Rental income	78 460			78 460
Net changes in fair value of real estate investm.	90 185			90 185
Income from property sales	-68		44	-24
Income from management services		32 932	-3 534	29 398
Total operating income	**168 577**	**32 932**	**-3 490**	**198 019**
Operating expenses				
Real estate operating expenses	-7 038		3 124	-3 914
Real estate maintenance and renovation exp.	-5 158		366	-4 792
Personnel expenses	-2 279	-10 115		-12 394
Fees to subcontractors		-3 549		-3 549
General and administrative expenses	-1 997	-6 597		-8 594
Start-up and organisational expenses	-1 407	-218		-1 625
Depreciation on furniture, fixtures and equipment		-1 130		-1 130
Total operating expenses	**-17 879**	**-21 609**	**3 490**	**-35 998**
Operating profit before financial expenses	**150 698**	**11 323**		**162 021**
Net financial expenses	-12 605	1 148		-11 457
Operating profit before taxes	**138 093**	**12 471**		**150 564**
Taxes	-27 978	-3 061		-31 039
Net income	**110 115**	**9 410**		**119 525**
Net income excl. gains on real estate investm.[2]	41 105	9 410		50 515
Total assets	**1 522 089**	**9 029**		**1 531 118**
Total liabilities	**509 540**	**22 646**		**532 186**
Capital expenditures	**8 072**	**0**		**8 072**

[1] Services relating to own properties

[2] Net income before net changes in fair values of own real estate investments, before realised income on property sales and all related taxes

The real estate investment segment exclusively invests in commercial properties.

As PSP Swiss Property Group is exclusively active in Switzerland, no geographical segment information is established.

Segment Information for the Business Year 2001

(in CHF 1 000)	Real Estate Investments	Real Estate Manag. Services	Eliminations[1]	Total Group
Operating income				
Rental income	119 843			119 843
Net changes in fair value of real estate investm.	128 803			128 803
Income from property sales	704			704
Income from investments in associated comp.	53 729			53 729
Income from management services		40 665	-4 519	36 146
Total operating income	**303 079**	**40 665**	**-4 519**	**339 225**
Operating expenses				
Real estate operating expenses	-9 992		4 392	-5 600
Real estate maintenance and renovation exp.	-5 589		127	-5 462
Personnel expenses	-3 834	-20 856		-24 690
Fees to subcontractors		-4 457		-4 457
General and administrative expenses	-2 300	-7 012		-9 312
Start-up and organisational expenses	-779			-779
Depreciation on furniture, fixtures and equipm.		-744		-744
Total operating expenses	**-22 494**	**-33 069**	**4 519**	**-51 044**
Operating profit before financial expenses	**280 585**	**7 596**		**288 181**
Net financial expenses	-31 413	1 038		-30 375
Operating profit before taxes	**249 172**	**8 634**		**257 806**
Taxes	-44 255	-2 081		-46 336
Net income	**204 917**	**6 553**		**211 470**
Net income excl. gains on real estate investm.[2]	57 237	6 553		63 790
Total assets	**2 379 395**	**16 573**		**2 395 968**
Total liabilities	**934 397**	**20 788**		**955 185**
Capital expenditures	**17 123**	**0**		**17 123**

[1] Services relating to own properties

[2] Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

The real estate investment segment exclusively invests in commercial properties.

As PSP Swiss Property Group is exclusively active in Switzerland, no geographical segment information is established.

Principles of Consolidation

Basis of preparation

The consolidated financial statements are based on the annual accounts of the wholly-owned individual subsidiaries at 31 December 2001, which have been prepared in accordance with uniform accounting policies and valuation principles.

The consolidated financial statements have been prepared in accordance with International Accounting Standards (IAS), published by the International Accounting Standards Committee (IASC), and comply with Swiss law as well as with the accounting principles of the listing rules of the SWX Swiss Exchange.

The Group's consolidated financial statements are based fundamentally on the historical cost convention, making allowances for adjustments arising from the revaluation of specific investments. The IASC adopted various new standards for the financial year commencing 1 January 2001. PSP Swiss Property Group has already adopted IAS 39 – Financial Instruments – and IAS 40 – Investment Property – as of 1 January 2000. No new standards have therefore been applied as of 1 January 2001.

Method of consolidation

The method of consolidation used is the purchase method. Any resulting goodwill is recognised as an asset and amortised according to its economic life respectively over a maximum period of 20 years. The Group companies are included in the accounts on a fully consolidated basis. Group companies are companies in which PSP Swiss Property Group either directly or indirectly holds more than 50% of voting rights or over which the Group exercises control. Intercompany transactions are eliminated on consolidation.

The holding company PSP Swiss Property Ltd was registered in the commercial register of the Canton of Zug on 28 July 1999.

PSP Real Estate Ltd was registered in the commercial register of the Canton of Zurich on 27 September 1999.

PSP Management Ltd was registered as Turegum Real Estate Ltd in the commercial register of the Canton of Zurich on 11 October 1995 and became part of PSP Swiss Property Group by means of a transfer from Zurich Financial Services Group on 15 December 1999. On 24 January 2000 the company was renamed to its current name.

PSP Finance Ltd was established in Jersey on 23 December 1999 and was recorded in the relevant register.

Foreign currency translation

Income statements of foreign entities not establishing their closing of the books in Swiss francs are translated at average exchange rates for the year. The translation of the balance sheet positions is made at yearend exchange rates. Exchange differences arising from translations are classified as shareholders' equity until disposal of the net investment. On their disposal the accumulated exchange differences are recognised in the income statement as part of the gain or loss on sale.

The consolidated companies include the following:

Company	Registered office	Share capital	Ownership	Method of consolidation
PSP Swiss Property Ltd	Zug, Switzerland	CHF 765 000 000	–	Full
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%	Full
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%	Full
PSP Finance Ltd	Jersey, Channel Islands	CHF 807 896	100%	Full

Valuation Principles

Real estate investments

In accordance with IAS 40 – Investment Property – real estate investments are stated at market value, whereby the resulting change in fair value of real estate investments is recorded in the income statement. Real estate valuations are established every six months by the external, independent valuation company CB Richard Ellis, Zurich. The appraisals are based on the open market value as defined by the Royal Institution of Chartered Surveyors (RICS) in its appraisal and valuation manual using the discounted cash flow method. Investments in construction are reported at historical cost. In the case of property acquisitions, all expenses incurred in the course of purchase (incl. purchase price, notarial and transfer fees, commission, etc.) are capitalised as an addition to assets. Interest expenses are not capitalised.

Investments in associated companies

Associated companies are accounted for by the equity method of accounting. Associated are companies which are neither subsidiaries nor joint ventures. These are companies of which PSP Swiss Property Group generally owns between 20% and 50% of the voting rights, and over which PSP Swiss Property Group has significant influence, but which it does not control.

Subordinated loans to associated companies

Subordinated loans to associated companies are initially valued at cost, corresponding to the value of the loan at the time it was made. Non-fixed term loans are carried at cost, whereas fixed-term loans are valued at their adjusted cost using the effective interest method. The value of loans granted is assessed at least once a year and where necessary written off to the profit and loss statement.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are recorded at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset over its estimated useful life. The following estimated useful lives are used:

Office furniture, equipment	10 years
Office machines, Hardware	4 to 5 years
Software	3 to 5 years

Deferred taxes
Tax expense is calculated using the balance sheet liability method. Provision is made for deferred taxes wherever temporary differences exist between the tax base of an asset or liability and its carrying amount in the consolidated results for the year. Deferred tax assets and liabilities are measured on the basis of tax rates applicable in the respective jurisdictions in which the Group operates. Deferred tax rates applied to unrealised gains (losses) on real estate holdings reflect expected holding periods for individual properties in so far as the applicable tax rate is affected by such holding period. The holding period applicable to properties earmarked for sale is three years from the date of purchase and that applying to other properties 20 years. Tax-eligible loss carryforwards are only recognised as deferred tax assets if there is a likelihood of deductability from future taxable earnings.

Accounts receivable
Accounts receivable liable to default are evaluated on an individual basis, and provisions for bad debts are made accordingly.

Marketable securities
Securities include capital market investments, which are classified as available-for-sale and which are recognised at market value. Purchases of securities are initially booked at purchase price, after deduction of transaction costs, and are afterwards valued at market value. Realised and unrealised profits and losses resulting from changes of the market value are reported in the income statement in the respective periods. Securities intended to be sold within twelve months after balance sheet date are kept in the current assets.

Cash and cash equivalents
Liquid assets are shown on the balance sheet at costs and include cash, postal accounts and bank deposits as well as money market investments with maturities of 90 days or less.

Own shares
The company's own shares are reported at cost and offset against shareholders' equity. Sales proceeds received upon a disposal of own shares are directly taken to shareholders' equity.

Derivative financial instruments
Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently revalued at their fair values. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of future cash flows (cash flow hedge).

Changes in the fair values of derivatives that are designated as cash flow hedges and that are highly effective are recognised in shareholders' equity as fair value reserves. Amounts booked in shareholders' equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged cash flows affect the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39 – Financial Instruments – any cumulative gain or loss existing in shareholders' equity at that time remains in shareholders' equity and is recognised when the commitment or hedged cash flows ultimately are recognised in the income statement. However, if hedged cash flows are no longer expected to occur, the cumulative gain or loss that was reported in shareholders' equity is immediately transferred to the income statement. Changes in the fair values of derivatives that are designated as fair value hedges are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged item as well as its risk management objectives and strategies for undertaking hedge transactions. The Group furthermore documents on an ongoing basis its assessment of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Bonds

Borrowings are recognised initially based on the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method. Any difference between proceeds and the redemption value is recognised in the income statement over the period of the borrowing.

Pension liabilities

The Group funds a contribution-based pension scheme, which is legally independent from the Company. Pension assets are held by a legally independent pension fund. As at the end of 2000, the pension scheme changed from a defined benefit to a defined contribution plan. Contributions during the relevant period are charged to income.

Stock compensation plan

Share options were granted to the members of the executive management. The options were granted on the basis of the market price of the shares on the date of grant and are exercisable at different market prices, as shown under note 19 on page 56. No personnel expenses were recognised in relation to this. When the options are exercised, the proceeds received net of any transaction costs will be credited to share capital (nominal value) and capital reserves.

Financial Risk Management

Basis

Financial risk management within PSP Swiss Property Group is managed in accordance with principles laid down by the Board of Directors relating to capital structure and fixed interest rates. It is the Group's policy to manage interest charges through a mixture of variable and fixed interest-bearing debt. The Group is not exposed to any currency risk positions.

In the ordinary course of business, the Group enters into agreements to hedge risk positions arising from interest rate fluctuations. Interest rate swaps, interest rate options and interest rate futures are used as hedging instruments. The instruments are not used for speculative purposes.

All transactions are arranged with approved banking institutions. There are no significant counterparty or bulk risks.

Capital structure / fixed interest rates

Shareholders' equity should generally amount to at least 50% of fixed assets. Debt bearing variable rates of interest should not exceed 20% of the value of the real estate portfolio. Efforts are made to achieve a balanced distribution of maturities for the fixed interest rates.

Interest coverage ratio

The interest coverage ratio (EBITDA before net changes in fair value of real estate investments/net financial expenses) shall amount to a minimum of 2.0.

Other Notes

(in CHF 1 000)	2000	2001
1. Rental income		
Gross potential income	80 296	123 333
Other income	749	911
Vacancy	-2 401	-4 202
Write-offs of defaulting tenants	-184	-199
Total rental income	**78 460**	**119 843**
2. Income from property sales		
Sales	2 180	12 145
Expenses for sales	-8	-404
Carrying value at the end of preceding year	-2 196	-11 037
Total income from property sales	**-24**	**704**
3. Income from management services		
Fees from real estate management services	20 616	23 497
Fees from construction services	5 534	5 506
Other fees	3 248	7 143
Total income from management services	**29 398**	**36 146**
4. Real estate operating expenses		
Expenses for caretakers	1 406	1 423
Property insurance premium	579	936
Property taxes and fees	428	1 698
Other real estate expenses	1 974	2 457
Ancillary expenses	-473	-914
Total real estate operating expenses	**3 914**	**5 600**

(in CHF 1 000)	2000	2001
5. Real estate maintenance and renovation expenses		
Maintenance expenses	3 306	4 833
Renovation expenses	1 486	629
Total real estate maintenance and renovation expenses	**4 792**	**5 462**
6. Personnel expenses		
Wages and salaries	16 538	20 079
Social security expenses	1 748	2 138
Expenses for staff benefit schemes	-6 470	1 370
Other personnel expenses	578	1 103
Total personnel expenses	**12 394**	**24 690**
Employees at 31 December	164	173
Equal full-time employees	150	159

The Group has agreed a new pension plan on a defined contribution basis with an insurance company as at the end of 2000. As a result ot this amendment, pension liabilities of CHF 8.03 million were released in the financial year 2000.

7. General and administrative expenses		
Occupancy expenses	1 751	2 164
Information technology expenses	1 700	1 926
Other operating expenses	2 418	2 435
Other administrative expenses	2 725	2 787
Total general and administrative expenses	**8 594**	**9 312**

(in CHF 1 000)	2000	2001
8. Financial positions		
Financial income	-2 365	-3 465
Financial income from loans to associated companies	0	-669
Financial expenses	13 783	34 356
Unrealised result of fair value hedging	-141	-294
Amortisation of issue expenses of bonds	180	447
Total net financial expenses	**11 457**	**30 375**
Long-term debt	190 000	275 000
Long-term bonds	*199 869*	*150 455*
Short-term debt	80 000	368 000
Short-term bonds	0	49 969
Short-term bank debt	4 977	0
Total interest-bearing debt at 31 December	**474 846**	**843 424**
thereof with original fixed interest rates of more than 1 year:		
2002	49 901	49 969
2004	150 000	150 000
2006	99 427	250 455
Average interest rate for the year	3.49%	4.19%
Average interest rate at 31 December	4.37%	4.00%

Long- and short-term debts consist of unsecured loans borrowed from various banking institutions in the form of advances or rollover financing. Long-term debt means any loan granted under a credit agreement stipulating a term exceeding one year, whereas short-term debt is any loan for which the term is less than a year. Short-term bank debt means current account items on the balance sheet date.

Based on debt outstanding as at 31 December 2001 with interest rates that are fixed for periods of less than 12 months, a 1% increase in interest rates would result in an increase in annualised interest charges of approximately CHF 4.4 million.

The details on the existing bonds are presented below:

(in CHF 1 000)	Notional amount	Transaction expenses to be amortised	Fair value adjustment	Carrying value at 31 Dec. 2001
4.5% Notes, maturing 2002	50 000	-31	0	49 969
4.625% Bond, maturing 2006	150 000	-1 749	2 204	150 455
Total bonds	**200 000**	**-1 780**	**2 204**	**200 424**

The market value of the 4.625% bond with a nominal value of CHF 150 million, which matures in 2006, was CHF 152 175 000 at the end of 2001 (last trading day 28 December 2001) at a price of 101.45%.

The contract volumes and fair values of the existing derivative financial instruments (interest rate swaps) are presented below:

(in CHF 1 000)	Contract volume	Positive fair value	Negative fair value
At 31 December 2000			
Cash flow hedging, maturing 2004	150 000	11	421
Fair value hedging, maturing 2006	50 000	1 486	0
At 31 December 2001			
Cash flow hedging, maturing 2004	150 000	0	3 767
Cash flow hedging, maturing 2006	100 000	0	2 140

The fair values of the interest rate swaps are calculated as the present values of future expected cash flows.
The existing interest rate swaps as at reporting date are used for hedging the loans in form of advances with floating rates against rising interest rates.

(in CHF 1 000)	2000	2001
9. Taxes		
Current income taxes	5 503	9 689
Current capital taxes	*2 144*	*2 006*
Deferred income taxes	23 392	34 641
Total taxes	**31 039**	**46 336**
Expected taxes	**37 710**	**64 451**
Increase/decrease resulting from:		
Differences in local tax rates	-9 255	-20 121
Non-deductible expenses	440	0
Capital taxes	2 144	2 006
Actual taxes	**31 039**	**46 336**

The expected average tax rate for the Group was 25% in both years. The actual effective tax rate was 20.6% for 2000 and 18.0% for 2001. The difference between the expected and actual tax rates in both years is mainly due to lower local tax rates, partly offset by annual capital taxes.

Deferred tax assets		
Hedges	0	407
Other deferred tax assets	105	610
Total deferred tax assets	**105**	**1 017**
Deferred tax liabilities		
Unrealised gains on real estate investments	22 730	53 240
Unrealised gains on investments in associated companies	0	4 209
Fixed assets	320	358
Prepaid pension liabilities	66	112
Hedges	23	0
Other deferred tax liabilities	3	25
Total deferred tax liabilities	**23 142**	**57 944**
Deferred tax liabilities, net	**23 037**	**56 927**

The net deferred tax liabilities at 31 December 2001 are mainly due to unrealised gains on real estate property. At 31 December 2001 no loss carry-forwards were available to be offset against future income.

At 31 December 2001 provisions for current income and capital taxes of CHF 9.5 million were included in Other liabilities compared to CHF 6.7 million at 31 December 2000.

As a result of applying the property gains tax rate which would theoretically be due if all properties had been sold by 31 December 2001, deferred tax liabilities would increase by approximately CHF 43 million.

10. Real estate investments

(in CHF 1 000)	Properties	Investments in construction at cost	Total real estate investments
Carrying value at 31 December 1999	**1 081 070**	**0**	**1 081 070**
Purchases/construction cost	298 816	23 639	322 455
Capital expenditures	8 072	0	8 072
Sales	-2 196	0	-2 196
Net changes in fair value of real estate investments	90 185	0	90 185
Net changes in fair value of properties reported at 1 January 2000	*62 927*	*0*	*62 927*
Net changes in fair value of properties acquired during the period	*27 258*	*0*	*27 258*
Carrying value at 31 December 2000	**1 475 947**	**23 639**	**1 499 586**
Purchases/construction cost	566 694	63 317	630 011
Capital expenditures	17 123	0	17 123
Transfer of objects in construction to real estate investments	42 206	-42 206	0
Sales	-11 037	0	-11 037
Net changes in fair value of real estate investments	128 803	0	128 803
Net changes in fair value of properties reported at 1 January 2001	*18 655*	*0*	*18 655*
Net changes in fair value of properties acquired during the period	*110 148*	*0*	*110 148*
Carrying value at 31 December 2001	**2 219 736**	**44 750**	**2 264 486**
Fire insurance value at 31 December 2000	1 136 000	12 500	1 148 500
Fire insurance value at 31 December 2001	2 039 356	29 100	2 068 456

Adjustments in the market value of properties as at the end of 2001 showed positive valuation differences totalling CHF 56.2 million and negative valuation differences totalling CHF 37.5 million in respect of property holdings recognised in the accounts as at 1 January 2001.

Market value adjustments are carried out on the basis of recurring (half-yearly) revaluations by the external, independent valuation company CB Richard Ellis, Zurich, based on the discounted cash flow method. The property valuation report of CB Richard Ellis on pages 59 and 60 shows the basis of valuation adopted. Adjustments in the market values of properties have been reported as income in the consolidated income statement. All properties are unencumbered by legal charges.

Notarial and transfer fees in respect of the sale of all properties are estimated at approximately CHF 50 million.

Liabilities to a general constructor for future construction work on objects in construction amount to CHF 58.3 million (previous year CHF 17.8 million).

The section dealing with the PSP Swiss Property real estate portfolio on pages 84 and 85 contains an overview of the discount rates applied in the valuation of the portfolio as at 31 December 2001.

11. Investments in associated companies

At 31 December 2001 PSP Swiss Property Groups has the following investments in associated companies:

Company	**Registered office**	**Share capital**	**Ownership**	**Method of consolidation**
WTF Holdings (Switzerland) Ltd	Hamilton, Bermuda	USD 12 000	20%	Equity

WTF Holdings (Switzerland) Ltd (WTF), which is not listed on any stock exchange, was established in Hamilton, Bermuda, on 8 March 2001. Lehman Brothers Real Estate Partners, Hamilton, is the majority shareholder, holding 80% of voting rights. During the reporting period PSP Swiss Property Ltd neither acquired further nor sold any investments.

Pursuant to a shareholders agreement between PSP Swiss Property Ltd and Lehman Brothers Real Estate Partners, dated 29 March 2001, WTF's business is limited to the holding, managing, leasing and disposing of the properties acquired from Swisscom. The shareholders have also agreed to restrictions on the transfer of their interests in WTF.

In connection with the WTF financing, the WTF shares were pledged in favour of the financing bank for the case that the WTF obligations should not be fulfilled by WTF.

Growth in balance sheet asset value is shown below:

(in CHF 1 000)	**2000**	**2001**
Carrying value at 1 January	**0**	**0**
Purchases	0	4
Proportionate net income	0	54 618
Proportionate fair value reserves	0	-889
Carrying value at 31 December	**0**	**53 733**

12. Subordinated loans to associated companies

As at 31 December 2001, PSP Swiss Property Group had a subordinated claim of CHF 12.6 million outstanding against WTF Holdings (Switzerland) Ltd. The term of the loan runs until 28 March 2002 and can be renewed annually. It is likely that the loan will be renewed until at least 28 March 2003. An initial sum of CHF 14 million was paid on 28 March 2001. During the second half of 2001, partial repayments were made, totalling CHF 1.4 million, reducing the loan to CHF 12.6 million. Further repayments are scheduled before the end of 2002. Interest is calculated monthly, based on the CHF LIBOR interest rate.

Furthermore, during the business year 2001, PSP Swiss Property Group generated CHF 0.2 million income from short-term (not subordinated) loans, which were granted to the WTF Group and fully repaid in the business year 2001.

(in CHF 1 000)	**2000**	**2001**
13. Furniture, fixtures and equipment		
Carrying value at 1 January	**3 545**	**3 070**
Purchases	658	985
Sales	-3	-3
Depreciation	-1 130	-744
Carrying value at 31 December	**3 070**	**3 308**
Accumulated depreciation	4 904	5 482
Fire insurance value at 31 December	8 482	8 782
14. Marketable securities		
Carrying value at 1 January	**0**	**0**
Purchases	0	7 000
Income from changes in market value	0	101
Carrying value at 31 December	**0**	**7 101**

The CHF 7.1 million of securities reported as at 31 December 2001 represent CHF 7.0 million nominal value in our own 4.625% bond listed on the SWX Swiss Exchange, which matures in 2006.

15. Share capital

	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Share capital PSP Swiss Property Ltd		
Issued, fully paid-in share capital at 31 December 2000	5 916 680	591 668
Capital increase on 12 July 2001	1 479 170	147 917
Capital increase on 14 August 2001	254 150	25 415
Total share capital at 31 December 2001	**7 650 000**	**765 000**
Authorised share capital		
At 31 December 2000	1 500 000	150 000
Increase at General Meeting on 10 April 2001	1 000 000	100 000
Decrease through capital increase on 12 July 2001	-1 479 170	-147 917
Decrease through capital increase on 14 August 2001	-254 150	-25 415
At 31 December 2001	**766 680**	**76 668**
Conditional share capital		
At 31 December 2000	500 000	50 000
At 31 December 2001	**500 000**	**50 000**

The details on shareholders' equity are shown in the consolidated statement of shareholders' equity on page 37.

On 12 July 2001, the share capital was initially increased by 1 479 170 new registered shares created from the authorised share capital. Due to the fact that the over-allotment option granted in the context of this capital increase was exercised in full, on 14 August 2001 the share capital was subsequently increased by an additional 254 150 new registered shares created from the authorised share capital to a nominal value of CHF 765 million, divided into 7 650 000 registered shares with a nominal value of CHF 100 each.

During the year 2001 the holding company PSP Swiss Property Ltd acquired and sold own shares. The details on the own shares are reported in the annual financial statements of the holding company PSP Swiss Property Ltd on page 65.

The authorised share capital with a nominal value of CHF 76.7 million which remained following the transactions carried out in 2001, as shown in the above table, is divided into 766 680 registered shares with a nominal value of CHF 100 each and will be used for financing acquisitions. Authority granted to the Board of Directors to determine how the authorised share capital should be applied terminates on 10 April 2003.

At the General Meeting of Shareholders on 1 February 2000, conditional share capital with a nominal value of CHF 50 million, divided into 500 000 registered shares with a nominal value of CHF 100 each, was created for the purpose of an equity compensation plan for the Management Board. During the holding company's financial year from 28 July 1999 to 31 December 2000, options to subscribe 312 240 registered shares of PSP Swiss Property Ltd were issued to members of Management Board, but no shares were issued. During the financial year 2001 the holding company PSP Swiss Property Ltd issued neither shares nor options relating to the conditional share capital.

16. Per share figures

Earnings per share is calculated by dividing the reported consolidated net income by the average number of shares outstanding during the period, while own shares are not taken into consideration.

	2000	2001
Weighted average number of shares	5 738 494	6 654 963
Net income in CHF 1 000	119 525	211 470
Earnings per share in CHF	**20.83**	**31.78**

The outstanding options, see note 19 on page 56, granted to the members of the Management Board have no effect of dilution on earnings per share, as the average market price of the corresponding shares were below the exercise prices.

The following figure "Earnings per share excluding gains on real estate investments" excludes the income from the net changes in fair value of own real estate investments and those of associated companies, as well as the realised income on property sales and all related taxes.

	2000	2001
Weighted average number of shares	5 738 494	6 654 963
Net income excluding gains on real estate investments in CHF 1 000	50 515	63 790
Earnings per share excluding gains on real estate investments in CHF	**8.80**	**9.59**

Net asset value per share as follows:

	2000	2001
Number of issued shares	5 916 680	7 650 000
Shareholders' equity in CHF 1 000	998 932	1 440 783
Deferred taxes in CHF 1 000	23 037	56 927
Net asset value per share in CHF[1]	**168.83**	**188.34**
Net asset value per share before deferred taxes in CHF[1]	**172.73**	**195.78**

[1] In relation to number of issued shares at 31 December, before dividend payment

17. Dividend

The Board of Directors of PSP Swiss Property Ltd is proposing a dividend payment of CHF 5.00 per registered share to the Annual General Meeting on 4 April 2002. The total dividend payment proposed amounts to CHF 38.25 million.

18. Pension liabilities

At the end of 2000, the Group restructured its pension scheme for its employees. By changing from a defined benefit to a defined contribution plan, the liabilities previously reported under the benefit based scheme have become redundant. Furthermore, surplus funds for the scheme of CHF 0.3 million were reported, compared to the retirement benefit liabilities. The change of CHF 8.03 million has been shown as income for the financial year 2000.

The expenses for the pension scheme for financial year 2001 consist of an increase of the prepaid contributions of CHF 0.02 million and the ordinary contribution for 2001 of CHF 1.35 million.

19. Board of Directors and Management Board

There are no claims or liabilities with respect to members of the Board of Directors and members of the Management Board. One representative of Zurich Financial Services Group and one of the Novartis Pension Fund are members of the Board of Directors. Note 21 on page 57 provides information on PSP Swiss Property Group's related business relationships.

As in the previous year, a total of CHF 0.14 million in remuneration was paid to members of the Board of Directors who are not members of the Management Board during the financial year 2001. As at 31 December 2001, Members of the Board of Directors who are not Management Board members held a total of 110 PSP Swiss Property shares and no options to acquire PSP Swiss Property shares.

A total of CHF 4.32 million in remuneration was paid to the Management Board member who sits on the Board of Directors and all other members of the Management Board in the financial year 2001, compared with CHF 2.47 million in the previous year. This increase is mainly attributable to the payment of higher performance-related bonuses due to the positive result of the financial year 2000. As at 31 December 2001, members of the Management Board held a total of 16 300 PSP Swiss Property shares and 312 240 options to acquire an equivalent number of PSP Swiss Property shares. The 312 240 options were issued to members of the Management Board in March 2000.

The details on the outstanding 312 240 share options are as follows:

Expiry date	Exercise price in CHF	Number of share options
6 March 2004	173.65	104 278
6 March 2006	181.20	103 681
6 March 2008	196.30	104 281

Two members of the Management Board have contracts of employment which cannot be terminated prior to 31 December 2005. One member of the Management Board has a contract of employment which cannot be terminated prior to 28 February 2004. In the event of suspension from work, these managers are guaranteed continued payment of salary until the dates stated.

The five members of the Management Board are entitled to receive severance payments, which are reduced by 25% for each year worked after 31 December 2001, 28 February 2004 or 31 December 2005, as applicable. Full severance pay corresponds to two annual salary payments for three of the members of the Management Board and one annual salary payment for the other two members.

20. Major shareholders

PSP Swiss Property Ltd is aware that **Zurich Financial Services**, Zurich, holds a total of 1 702 398 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights. The Company is also aware that **Converium Ltd**, Zurich, holds 740 000 registered shares (corresponding to approximately 9.7% of total voting rights) and that **PubliGroupe SA**, Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of total voting rights).

21. Related party transactions

There are existing agreements for property management services with Zurich Financial Services Group, Novartis Pension Fund and the WTF Group. Zurich Financial Services Group is a tenant of several properties from PSP Swiss Property Group's portfolio. There are service level agreements for services relating to information technology and personnel administration with Zurich Financial Services Group. All business relations with related companies have been entered into on market terms.

As stated in note 19 on page 56, one representative of Zurich Financial Services and one of the Novartis Pension Fund are members of the Board of Directors. Two members of PSP Swiss Property Group's Management Board sit on the Board of Directors of WTF Holdings (Switzerland) Ltd. As stated in note 20, Zurich Financial Services is a major shareholder.

The following table provides an overview of the business relationships entered into with PSP Swiss Property Group:

(in CHF 1 000)	2000	2001
Income from real estate management services		
Zurich Financial Services Group	18 022	15 294
Novartis Pension Fund	6 246	6 360
WTF Group	0	3 856
Income from lease agreements		
Zurich Financial Services Group	15 809	15 569
PubliGroupe	3 098	3 691

At the end of the financial year, the current receivables and liabilities of PSP Swiss Property Group were as follows:

(in CHF 1 000)	2000	2001
Accounts receivable from		
Zurich Financial Services Group	2 524	5 373
Novartis Pension Fund	425	1 545
WTF Group	0	168
Accounts payable to		
Zurich Financial Services Group	2 530	2 772
Novartis Pension Fund	2 899	472
WTF Group	0	0
Converium	0	480

A total of CHF 1.7 million was paid in 2000 and CHF 1.9 million in 2001 for services (information technology, personnel administration) performed by Zurich Financial Services Group on behalf of PSP Swiss Property Group.

22. Subsequent events

In early February 2002, the land for a commercial building (project with building permit) in a Geneva suburb has been acquired for a sum invested of CHF 23.0 million. The planned total investment for this property will be CHF 96.7 million. The lease contract with a Swiss private bank as well as the construction agreements with a total services contractor have already been signed. In 2004, the high-standard building will be finished, and the building will be ready for the tenant to move in.

Property Valuation Report CB Richard Ellis

To the Management Board of PSP Real Estate Ltd

In accordance with your instructions and for the purpose of your accounts, we have made all relevant inquiries in order to advise you as to our opinion of the open market value of PSP Real Estate Ltd's portfolio of 117 properties as at 31 December 2001, and as defined in the basis of the valuation herewith.

This valuation has been made in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ("the Manual"). Each property valuation has been assessed by a valuer who is qualified for the purpose of the valuation in accordance with the Manual. The properties have been inspected between the end of 1999 and the end of 2001. The values reflect our opinion of the open market value as at 31 December 2001.

The valuation of each property has been prepared on the basis of open market value, which is defined in the Manual as:

"An opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation assuming: (a) a willing seller; (b) that, prior to the date of valuation, there had been a reasonable period for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale, and that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation; (c) that no account is taken of any additional bid by a prospective purchaser with a special interest; and (d) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

To carry out this type of valuation we have used the discounted cash flow method. Our basic parameters and assumptions used are set forth in Annex A on the next page.

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal. Acquisition costs have not been included in our valuation. No account has been taken on mortgages, debentures or other charges.

The rental values indicated in this report are those that have been adopted by us as appropriate in assessing the capital values and are not necessarily appropriate for other purposes nor do they necessarily accord with the definition of open market rental value.

Subject to the assumptions which are set forth in Annex A to this report, we are of the opinion that the aggregate open market value as at 31 December 2001 of the freehold, leasehold and joint ownership interests in all 117 properties of PSP Real Estate Ltd is at CHF 2 219 736 000.

CB Richard Ellis AG

Charles Staerkle
Managing Director

Zurich, 10 January 2002

Annex A – Assumptions

In arriving at our total valuation assessment of CHF 2 219 736 000 we have undertaken discounted cash flow projections for each property. The model projects the cash flow for the next 11 years. The 11th year is utilised to generate the cash flow to calculate the residual value at the end of the 10th year.

	Office Market rents per sq m p.a.	Retail Market rents per sq m p.a.	Storage Market rents per sq m p.a.	Parking Market rents per p p.m.
Zurich Canton	CHF 160 – 880	CHF 290 – 2 700	CHF 70 – 200	CHF 50 – 400
Geneva City	CHF 240 – 590	CHF 230 – 1 400	CHF 60 – 150	CHF 100 – 360
Basel, Berne, Lausanne	CHF 140 – 310	CHF 160 – 1 000	CHF 60 – 110	CHF 50 – 300
Other regions	CHF 60 – 310	CHF 90 – 600	CHF 30 – 100	CHF 40 – 300

The table below sets forth the ranges and weighted averages of discount rates for the years one to ten, ranges and weighted averages of exit NOI yields for the 11th year, and ranges of real rental growth rates that we have assumed:

	Discount rates			Exit NOI yield			Rental growth rate ranges (real)	
	Min.	Max.	Weighted average	Min.	Max.	Weighted average	Year 1-2	Year 3-11
Zurich Canton	5.250%	6.500%	5.611%	5.375%	6.563%	5.692%	0.00%-2.00%	0.00%-0.50%
Geneva City	5.375%	5.750%	5.559%	5.500%	5.875%	5.598%	1.00%-1.40%	0.25%-0.40%
Basel, Berne, Lausanne	5.750%	6.375%	5.779%	5.750%	6.125%	5.838%	0.65%-1.00%	0.00%-0.25%
Other regions	5.875%	7.000%	6.201%	5.875%	6.875%	6.255%	0.00%-1.00%	0.00%-0.25%

We have assumed that consumer price inflation will be 0.99% for 2002 and 1.05% for 2003, and a constant 1.00% per annum from 1 January 2004.

We have been provided by PSP Real Estate Ltd with 5-year budget forecasts for each individual property showing projected expenditure on repairs, maintenance, renewals and improvements, which we have reviewed and adopted for the purposes of our valuation. Thereafter, these have been taken at 5.00% of current potential income. Unless the lease contracts indicate differently, or, we have been informed to the contrary, we have assumed that, except for accommodation that is not let, all general expenses are recoverable in accordance with local market practice. In our expenses, we have reflected all necessary letting and marketing costs. All expenses other than capital expenditure, and management and leasing costs which are linked to the rental income, have been inflated at CPI + 1.00% p.a.

Capital expenditure has been inflated at 3.00% per annum for 2002 and 2003, and at a constant rate of 1.30% per annum from 1 January 2004.

Report of the Group Auditors

Report of the group auditors
to the general meeting of
PSP Swiss Property Ltd, Zug

As auditors of the group, we have audited the consolidated financial statements (income statement, balance sheet, cash flow statement, statement of shareholders' equity and notes, pages 34 to 58)[1] of PSP Swiss Property Group for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants (IFAC), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Accounting Standards (IAS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Lukas Marbacher Martin Frei

Zurich, February 15, 2002

[1] English translation of German original

General Information

Formation / Objects

PSP Swiss Property Ltd was registered in the commercial register of the Canton of Zug on 28 July 1999. The purpose of the Company is to directly or indirectly acquire, hold and sell equity interests in companies operating in the property sector and to carry out financing activities on the Group's behalf.

Basis of preparation / Valuation principles

The preparation of PSP Swiss Property Ltd's financial statements is carried out in accordance with the provisions of Swiss company law and recognised business principles.

Prior-year comparison

Last year's figures of the income statement relate to the period from 28 July 1999 to 31 December 2000. Income statement results for the reporting period cannot, therefore, be compared directly with results for the preceding period.

Income Statement

(in CHF 1 000)	28 July 1999 to 31 December 2000	1 January to 31 December 2001
Income		
Dividend income	34 000	36 050
Financial income	1 547	2 853
Total income	**35 547**	**38 903**
Expenses		
Personnel expenses	-229	-440
General and administrative expenses	-299	-388
Depreciation organisational expenses	-5 328	-3 067
Financial expenses	-45	-491
Taxes	-842	-176
Total expenses	**-6 743**	**-4 562**
Net income	**28 804**	**34 341**

The notes are part of these financial statements.

Balance Sheet

(in CHF 1 000)	At 31 December 2000	At 31 December 2001
Assets		
Investments	902 947	1 112 536
Organisational expenses to be amortised	0	12 260
Total fixed assets	**902 947**	**1 124 796**
Accounts receivable from third parties	315	337
Accounts receivable from subsidiaries	28 100	38 012
Loans to subsidiaries	0	45 000
Marketable securities	10 407	3 800
Cash	118	906
Total current assets	**38 940**	**88 055**
Total assets	**941 887**	**1 212 851**
Shareholders' equity and liabilities		
Share capital	591 668	765 000
Legal reserves	307 178	404 615
Reserves for own shares	10 407	3 799
Retained earnings	28 804	39 063
Total shareholders' equity	**938 057**	**1 212 477**
Accounts payable to third parties	5	7
Accounts payable to subsidiaries	2 821	0
Other liabilities	1 004	367
Total current liabilities	**3 830**	**374**
Total shareholders' equity and liabilities	**941 887**	**1 212 851**

The notes are part of these financial statements.

Notes to the Financial Statements

1. Investments

Company	Registered office	Share capital	Ownership
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%
PSP Finance Ltd	Jersey, Channel Islands	CHF 807 896	100%
WTF Holdings (Switzerland) Ltd	Hamilton, Bermuda	USD 12 000	20%

2. Organisational expenses to be amortised

The CHF 12.3 million reported as at 31 December 2001 on the balance sheet consist of capitalised issuing costs for the capital increases of 12 July and 14 August 2001. The issuing costs accrued in 2001 will be written off over a period of five years. Thus the treatment of the issuing costs has changed compared to the financial year 2000, where the total issuing costs were charged to the income statement.

3. Loans to subsidiaries

Loans granted to subsidiaries support financing of investments in real estate or in real estate companies. The total loans outstanding at the end of 2001 of CHF 45.0 million (previous year CHF 0) were granted to PSP Real Estate Ltd.

4. Own shares

	Number of registered shares with a nominal value of CHF 100 each	Cost in CHF
At 31 December 2000	**70 444**	**10 407 137**
Purchases from 1 January to 31 December 2001 (Average price CHF 151.94)	25 000	3 798 515
Sales from 1 January to 31 December 2001 (Average price CHF 152.00)	-70 444	-10 407 137
At 31 December 2001	**25 000**	**3 798 515**

5. Authorised and conditional share capital

	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Authorised share capital		
At 31 December 2000	1 500 000	150 000
Increase at General Meeting on 10 April 2001	1 000 000	100 000
Decrease through capital increase on 12 July 2001	-1 479 170	-147 917
Decrease through capital increase on 14 August 2001	-254 150	-25 415
At 31 December 2001	**766 680**	**76 668**
Conditional share capital		
At 31 December 2000	500 000	50 000
At 31 December 2001	**500 000**	**50 000**

The authorised share capital with a nominal value of CHF 76.7 million which remained following the transactions carried out in 2001, as shown in the above table, is divided into 766 680 registered shares with a nominal value of CHF 100 each and will be used for financing acquisitions. Authority granted to the Board of Directors to determine how the authorised share capital should be applied terminates on 10 April 2003.

At the General Meeting of Shareholders on 1 February 2000, conditional share capital with a nominal value of CHF 50 million, divided into 500 000 registered shares with a nominal value of CHF 100 each, was created for the purpose of an equity compensation plan for the Management Board.

6. Major shareholders in accordance with Art. 663c of the Swiss Code of Obligation

PSP Swiss Property Ltd is aware that **Zurich Financial Services**, Zurich, holds a total of 1 702 398 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights. The Company is also aware that **Converium Ltd**, Zurich, holds 740 000 registered shares (corresponding to approximately 9.7% of total voting rights) and that **PubliGroupe SA**, Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of total voting rights).

7. Treatment of dividend payment (analogous to previous year)

During the financial year 2001, PSP Swiss Property Ltd already posted the following dividends in respect of the financial year 2001. These dividends will be paid by the subsidiaries in 2002.

PSP Management Ltd (as decided by the Annual General Meeting of 15 February 2002)	CHF	5 750 000
PSP Real Estate Ltd (as decided by the Annual General Meeting of 15 February 2002)	CHF	0
PSP Finance Ltd (as decided by the Annual General Meeting of 11 February 2002)	CHF	30 300 000
Total	**CHF**	**36 050 000**

Proposal of the Board of Directors concerning the Appropriation of Available Earnings

Retained earnings	*CHF*	4 722 495
Net income 2001	CHF	34 340 895
Available earnings as at 31 December 2001	**CHF**	**39 063 390**
Allocation to the legal reserves (general reserves)	CHF	0
5% dividend	CHF	-38 250 000
Balance carried forward	**CHF**	**813 390**

Report of the Statutory Auditors

Report of the statutory auditors
to the general meeting of
PSP Swiss Property Ltd, Zug

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes, pages 63 to 67)[1] of PSP Swiss Property Ltd for the year ended December 31, 2001.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Lukas Marbacher Martin Frei

Zurich, February 15, 2002

[1] English translation of German original



Additional Information –

PSP Swiss Property Group
WTF Real Estate Portfolio

Key Financial Figures by Area

Areas	Number of properties	Rental income	Operating expenses	Maintenance and renovation	Net rental income	in % of total
(in CHF 1 000, at 31 December)						
Zurich						
2001	46	56 396	2 940	2 224	51 233	49.1%
2000	38	37 366	2 423	1 391	33 552	50.6%
Geneva						
2001	14	16 513	2 366	1 068	13 080	12.5%
2000	13	11 047	1 365	934	8 748	13.2%
Lausanne, Basel and Berne						
2001	21	18 685	1 838	707	16 139	15.5%
2000	17	9 829	938	1 377	7 514	11.3%
Other locations						
2001	36	28 249	2 849	1 590	23 810	22.8%
2000	33	20 217	2 313	1 455	16 449	24.9%
Objects in construction						
2001	1					
2000	1					
Overall total portfolio						
2001	**118**	**119 843**	**9 992**	**5 589**	**104 262**	**100.0%**
2000	**102**	**78 460**	**7 038**	**5 158**	**66 264**	**100.0%**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 31 December 2001, based on the existing lease agreements
[2] Potential market rent corresponds to the market rent as determined by CB Richard Ellis
[3] Open market value estimated by CB Richard Ellis resp. value of investment as per reporting date for objects in construction
[4] Rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[5] Net rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[6] As per reporting date
[7] In % of gross potential income

Gross potential income[1]	Potential market rent[2]	Market value properties[3]	In % of total	Implied yield gross[4]	Implied yield net[5]	Vacancy rate[6,7]	Vacancy (m²)[6]
65 053	67 026	1 098 618	48.5%	6.1%	5.6%	1.5%	5 358
38 207	41 611	706 580	47.1%	5.9%	5.3%	1.4%	n.a.
17 552	18 577	285 270	12.6%	6.3%	5.0%	1.2%	907
15 767	16 954	253 726	16.9%	5.4%	4.2%	5.2%	n.a.
24 737	25 904	388 537	17.2%	6.3%	5.5%	1.5%	2 090
13 298	15 937	219 612	14.6%	6.2%	4.8%	3.7%	n.a.
33 593	33 958	447 311	19.8%	7.3%	6.1%	11.1%	28 235
20 892	21 042	296 029	19.8%	7.0%	5.7%	2.9%	n.a.
		44 750	2.0%				
		23 639	1.6%				
140 934	**145 465**	**2 264 486**	**100.0%**	**6.4%**	**5.6%**	**3.8%**	**36 590**
88 164	**95 543**	**1 499 586**	**100.0%**	**6.1%**	**5.1%**	**2.8%**	**n.a.**

Property Details

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)	Other area (m²)	Total rentable area (m²)
Zurich area						
Effretikon, Bahnhofstr. 28	2 921	1 762	1 841	0	252	3 855
Effretikon, Vogelsangstr. 15	1 676	3 682	0	0	0	3 682
Kilchberg ZH, Seestr. 40,42	3 401	2 354	0	102	357	2 813
Wallisellen, Handelszentrum	4 131	3 374	111	0	1 161	4 646
Wallisellen, Richtistr. 3	5 578	7 357	0	0	0	7 357
Wetzikon ZH, Usterstr. 56	1 371	873	0	0	28	901
Zollikerberg, Bühlstr. 1	306	2 294	0	0	0	2 294
Zollikon, Alte Landstr. 101	1 664	765	423	0	0	1 188
Zurich, Albulastr. 57	1 266	2 490	0	0	186	2 676
Zurich, Alfred Escherstr. 17	275	895	0	0	0	895
Zurich, Altstetterstr. 124/Herrligstr.	3 782	12 415	494	0	0	12 909
Zurich, Bahnhofstr. 39	1 093	2 861	695	0	0	3 556
Zurich, Bernerstr. Süd 167,169	3 967	12 013	622	0	0	12 635
Zurich, Binzring 15/17[4]	33 878	42 879	0	1 339	1 131	45 349
Zurich, Bleicherweg 10	719	2 685	167	0	43	2 895
Zurich, Börsenstr. 18	344	938	483	0	0	1 421
Zurich, Dufourstr. 56	900	2 595	0	0	116	2 711
Zurich, Flüelastr. 7	1 296	2 972	300	0	0	3 272
Zurich, Förrlibuckstr. 10[4]	4 122	7 577	0	0	0	7 577
Zurich, Förrlibuckstr. 60/62[4]	10 382	21 094	0	467	2 489	24 050
Zurich, Füsslistr. 6[4]	907	1 529	712	0	553	2 794
Zurich, Genferstr. 23	343	945	0	0	22	967
Zurich, Hottingerstr. 10-12[4]	1 922	3 155	0	143	459	3 757
Zurich, Kurvenstr. 17/Beckenhofstr. 26	657	1 599	0	0	142	1 741
Zurich, Langstr. 14	317	765	135	0	205	1 105
Zurich, Limmatquai 4	529	2 338	436	0	0	2 774
Zurich, Limmatstr. 291[4]	973	2 875	0	113	0	2 988
Zurich, Löwenstr. 22	250	577	276	0	74	927
Zurich, Merkurstr. 45	336	629	159	0	9	797

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[3] Year of last overall renovation
[4] These properties have been acquired in 2001

Parking spaces	Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Ownership status	Ownership percentage
21	615 390	10.8%	4.7%	1963	1994	1.10.1999	Sole ownership	100.0%
61	644 700	0.5%	5.7%	1991		1.10.1999	Sole ownership	100.0%
34	664 908	20.2%	5.3%	1966	2001	1.10.1999	Sole ownership	100.0%
88	1 150 382	5.4%	6.2%	1992		1.10.1999	Co-ownership	23.7%
122	2 803 344	0.0%	4.4%	2001		16.11.2001	Sole ownership	100.0%
26	260 160	1.0%	8.2%	1989		1.10.1999	Sole ownership	100.0%
0	635 228	0.0%	5.6%	1976	1999	1.1.2000	Sole ownership	100.0%
31	451 908	8.4%	6.2%	1965	2000	1.10.1999	Sole ownership	100.0%
63	550 368	0.0%	4.9%	1986		31.12.2000	Sole ownership	100.0%
0	288 204	0.0%	6.2%	1907	2000	1.10.1999	Sole ownership	100.0%
124	3 156 024	0.0%	5.7%	1974	1997	1.10.1999	Sole ownership	100.0%
0	2 653 500	0.0%	4.3%	1911	1984	1.1.2000	Sole ownership	100.0%
156	4 046 976	0.0%	5.8%	1974	1992	1.10.1999	Sole ownership	100.0%
157	11 131 006	0.5%	7.4%	1987		1.4.2001	Sole ownership	100.0%
2	1 350 678	0.0%	4.3%	1930	1985	1.10.1999	Sole ownership	100.0%
0	820 308	0.0%	3.1%	1885	1984	1.10.1999	Sole ownership	100.0%
12	1 106 316	0.0%	5.4%	1950		1.10.1999	Sole ownership	100.0%
66	914 508	0.0%	5.0%	1982	1998	1.10.1999	Sole ownership	100.0%
99	2 199 996	0.0%	8.1%	1963		30.6.2001	Sole ownership	100.0%
304	5 455 146	7.0%	8.5%	1989	1996	1.4.2001	Sole ownership	100.0%
4	1 259 248	2.8%	6.4%	1925	1998	1.4.2001	Sole ownership	100.0%
0	454 080	0.0%	4.7%	1895	1998	1.10.1999	Sole ownership	100.0%
17	836 961	1.2%	7.1%	1910/40	1999	1.4.2001	Sole ownership	100.0%
35	424 044	0.0%	4.3%	1971	1999	1.10.1999	Sole ownership	100.0%
15	300 468	0.6%	2.9%	1971		1.10.1999	Sole ownership	100.0%
0	1 786 644	0.0%	5.1%	1837	2000	1.1.2000	Sole ownership	100.0%
7	566 103	0.0%	7.4%	1985		1.4.2001	Sole ownership	100.0%
5	264 661	0.0%	4.1%	1964		31.12.2000	Sole ownership	100.0%
10	182 184	0.0%	5.0%	1895	1971	1.10.1999	Sole ownership	100.0%

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)	Other area (m²)	Total rentable area (m²)
Zurich area (continuation)						
Zurich, Mühlebachstr. 32	536	1 877	0	0	248	2 125
Zurich, Mühlebachstr. 6	622	621	0	0	0	621
Zurich, Müllerstr. 71, Ankerstr. 114[4]	920	2 296	0	0	64	2 360
Zurich, Obstgartenstr. 7	1 023	1 778	0	0	0	1 778
Zurich, Poststr. 3	390	1 398	233	0	72	1 703
Zurich, Schanzengraben 7,9	436	1 220	0	0	0	1 220
Zurich, Seebahnstr. 89[4]	2 455	4 574	0	101	344	5 019
Zurich, Seefeldstr. 123	2 580	6 363	1 542	0	0	7 905
Zurich, Splügenstr. 6	430	1 024	0	0	21	1 045
Zurich, Stampfenbachstr. 48/Sumatrastr.	1 589	4 083	513	0	173	4 769
Zurich, Theaterstr. 12	1 506	2 286	4 259	0	0	6 545
Zurich, Walchestr. 11,15/Neumühlequai	1 096	2 797	139	0	472	3 408
Zurich, Winterthurerstr. 92	1 277	1 375	0	0	224	1 599
Zurich, Witikonerstr. 15	1 972	3 831	659	0	586	5 076
Zurich, Zeltweg 67	441	523	615	0	57	1 195
Zurich, Zurlindenstr. 134	487	1 222	133	0	145	1 500
Zurich, Zweierstr. 129	597	1 831	259	0	824	2 914
Total	**107 663**	**187 386**	**15 206**	**2 265**	**10 457**	**215 314**
Geneva area						
Carouge GE, Route des Acacias 50-52	4 666	8 789	209	0	197	9 195
Carouge GE, Rue de la Gabelle 6	990	998	0	0	0	998
Geneva, Av. de la Paix 1,3	753	5 011	401	0	10	5 422
Geneva, Cours de Rive 13,15/Helv. 25	882	4 207	1 122	80	11	5 420
Geneva, Rue Adrien-Lachenal 20	194	2 343	103	0	37	2 483
Geneva, Rue de Berne 6[4]	926	3 057	0	0	65	3 122
Geneva, Rue de la Corraterie 24-26	1 005	1 530	565	112	0	2 207
Geneva, Rue de la Fontaine 5	226	1 048	174	0	77	1 299
Geneva, Rue du Mont-Blanc 12	258	1 322	155	0	0	1 477

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[3] Year of last overall renovation
[4] These properties have been acquired in 2001

Parking spaces	Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Ownership status	Ownership percentage
12	723 956	0.0%	5.8%	1981		1.10.1999	Sole ownership	100.0%
7	237 048	0.0%	4.8%	1975		1.10.1999	Freehold apart.	29.8%
6	517 534	0.5%	8.3%	1982	1999	1.4.2001	Sole ownership	100.0%
16	385 908	0.0%	5.1%	1958	1981/2001/02	1.10.1999	Sole ownership	100.0%
0	1 497 228	0.0%	4.9%	1893	1999	1.10.1999	Sole ownership	100.0%
13	628 392	0.0%	4.3%	1976		1.10.1999	Sole ownership	100.0%
75	1 488 613	2.1%	7.3%	1953	1998	1.4.2001	Sole ownership	100.0%
88	2 807 256	0.0%	5.6%	1972		1.10.1999	Sole ownership	100.0%
8	351 996	0.0%	4.0%	1896	1998	1.10.1999	Sole ownership	100.0%
37	1 472 224	0.6%	5.2%	1929	1999/2001	1.10.1999	Sole ownership	100.0%
5	3 933 948	0.0%	5.0%	1973	1993	1.10.1999	Sole ownership	100.0%
6	943 476	0.0%	4.9%	1919	2000	1.10.1999	Sole ownership	100.0%
48	404 004	1.6%	3.6%	1972	1997	1.10.1999	Sole ownership	100.0%
137	1 392 480	0.0%	5.7%	1973	2000	1.10.1999	Sole ownership	100.0%
19	342 636	0.0%	4.6%	1966		1.10.1999	Sole ownership	100.0%
20	348 039	26.4%	2.4%	1973		1.10.1999	Sole ownership	100.0%
21	604 356	7.0%	4.9%	1958		1.10.1999	Sole ownership	100.0%
1 977	**65 052 537**	**1.5%**	**5.6%**					
155	3 256 260	0.1%	6.8%	1965		31.12.2000	Sole ownership	100.0%
4	248 448	0.0%	5.8%	1987		1.1.2000	Sole ownership	100.0%
30	2 139 762	0.0%	5.0%	1973	1998	1.10.1999	Sole ownership	100.0%
128	2 742 720	0.0%	4.3%	1981		1.10.1999	Sole ownership	100.0%
30	873 900	0.0%	5.4%	1973		1.10.1999	Sole ownership	100.0%
0	836 136	1.7%	7.2%	1895	1999	1.4.2001	Sole ownership	100.0%
6	708 036	0.0%	4.1%	1825	1996	1.10.1999	Sole ownership	100.0%
0	639 300	0.0%	5.4%	1920	2000/01	1.10.1999	Sole ownership	100.0%
0	513 528	0.0%	5.2%	1860	2000	1.10.1999	Sole ownership	100.0%

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)	Other area (m²)	Total rentable area (m²)
Geneva area (continuation)						
Geneva, Rue du Prince 9-11	276	2 805	742	0	505	4 052
Geneva, Rue du Rhône 80-82	679	2 373	1 106	60	38	3 577
Geneva, Rue du XXXI-Décembre 8	1 062	3 200	418	0	65	3 683
Geneva, Rue F. Bonivard/Rue des Alpes	392	1 900	240	0	23	2 163
Geneva, Rue Pestalozzi 7	482	295	155	0	10	460
Total	**12 791**	**38 878**	**5 390**	**252**	**1 038**	**45 558**
Lausanne, Basel and Berne areas						
Lausanne, Av. de Cour 135	1 800	2 463	315	0	0	2 778
Lausanne, Chemin de Bossons 2[4]	1 930	2 164	0	148	43	2 355
Lausanne, Place St.-François 5	1 070	2 568	3 625	119	0	6 312
Lausanne, Place St.-François 15[4]	5 337	8 374	270	0	656	9 300
Lausanne, Rue Centrale 15	486	1 656	575	72	34	2 337
Lausanne, Rue du Grand-Chêne 2	555	1 757	1 089	0	0	2 846
Lausanne, Rue St.-Martin 7	2 087	2 522	651	0	1 326	4 499
Basel, Dornacherstr. 210	4 994	8 089	4 442	0	682	13 213
Basel, Güterstr. 253	486	927	231	151	0	1 309
Basel, Hirschgässlein 42	244	379	0	369	14	762
Basel, Hochstr./Pfeffingerstr.[4]	7 018	16 318	0	0	0	16 318
Basel, Kirschgartenstr. 12-14	1 376	4 994	900	90	508	6 492
Basel, Marktgasse 5	330	960	138	82	20	1 200
Basel, St. Alban-Anlage 46	1 197	3 709	277	90	57	4 133
Basel, Steinengraben 51	607	0	3 317	0	0	3 317
Basel, Steinentorberg 8/12[4]	2 845	6 920	281	0	7 007	14 208
Berne, Bolligenstr. 52,54	135	183	13	0	23	219
Berne, Bollwerk 15	403	1 324	596	0	0	1 920
Berne, Eigerstr. 2	3 342	4 350	102	0	0	4 452
Berne, Seilerstr. 8	1 049	2 989	902	0	647	4 538
Berne, Waisenhausplatz 14	826	1 200	2 037	60	30	3 327
Total	**38 117**	**73 846**	**19 761**	**1 181**	**11 047**	**105 835**

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[3] Year of last overall renovation
[4] These properties have been acquired in 2001

Parking spaces	Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Ownership status	Ownership percentage
4	1 905 924	1.9%	2.6%	1966	2000/01	1.1.2000	Sole ownership	100.0%
0	1 604 148	0.0%	4.9%	1965		1.10.1999	Sole ownership	100.0%
0	1 049 118	8.0%	6.8%	1962	1992/2001	1.10.1999	Sole ownership	100.0%
0	921 864	0.0%	5.4%	1852	1995	1.10.1999	Sole ownership	100.0%
5	112 908	67.9%	-0.9%	1973	1999	1.10.1999	Freehold apart.	18.3%
362	**17 552 052**	**1.2%**	**5.0%**					

Parking spaces	Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Ownership status	Ownership percentage
19	613 242	0.0%	6.5%	1975	2001	1.10.1999	Sole ownership	100.0%
8	300 173	0.3%	8.3%	1960	1998	1.4.2001	Sole ownership	100.0%
0	1 354 020	0.0%	3.5%	1913	1989	1.10.1999	Sole ownership	100.0%
61	2 435 317	7.8%	6.0%	1900	1998	1.4.2001	Sole ownership	100.0%
0	574 896	7.9%	5.5%	1942	1987	1.1.2000	Sole ownership	100.0%
0	814 500	0.0%	4.7%	1911	1985/2001	1.10.1999	Sole ownership	100.0%
62	1 080 120	7.5%	4.2%	1963	1998	31.12.2000	Sole ownership	100.0%
0	1 872 198	0.7%	5.8%	1969	1998	31.12.2000	Sole ownership	100.0%
0	241 136	0.0%	5.3%	1971		31.12.2000	Sole ownership	100.0%
2	198 408	18.6%	7.6%	1981	1998	31.12.2000	Sole ownership	100.0%
227	4 335 828	0.0%	6.9%	1986	2000	1.1.2001	Sole ownership	100.0%
87	1 662 354	0.0%	6.0%	1978		1.1.2000	Sole ownership	100.0%
0	260 010	0.0%	4.1%	1924	1975	1.10.1999	Sole ownership	100.0%
56	1 100 958	0.0%	5.9%	1968	2000	1.10.1999	Sole ownership	100.0%
0	142 920	0.0%	5.1%	1934		1.10.1999	Sole ownership	100.0%
69	3 877 799	0.0%	n.a.	1991		31.12.2001	Sole ownership	100.0%
6	50 724	2.4%	4.1%	1987	2001	1.10.1999	Co-ownership	5.0%
0	522 312	0.0%	4.9%	1924		1.10.1999	Sole ownership	100.0%
79	967 512	0.0%	5.8%	1964	1999	1.10.1999	Sole ownership	100.0%
57	1 354 792	0.7%	4.2%	1971	2001	1.10.1999	Sole ownership	100.0%
0	977 384	0.0%	4.7%	1950	2001	1.10.1999	Sole ownership	100.0%
733	**24 736 603**	**1.5%**	**5.5%**					

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)	Other area (m²)	Total rentable area (m²)
Other locations						
Aarau, Bahnhofstr. 18	496	1 125	629	0	274	2 028
Aarau, Bahnhofstr. 33	477	578	547	0	280	1 405
Allschwil, Lettenweg 118[4]	6 125	6 476	410	0	12 114	19 000
Biel, Neuengasse 48	492	1 488	1 363	160	0	3 011
Chur, Bahnhofstr. 4/Bahnhofplatz 8	2 814	2 862	3 586	0	3 183	9 631
Chur, Gäuggelistr. 1/7[4]	7 688	13 810	1 460	134	1 653	17 057
Chur, Kornplatz 2	427	820	693	70	0	1 583
Frauenfeld, Metzgerstr. 5[4]	2 570	1 182	226	0	2 272	3 680
Fribourg, Av. de Beauregard 1	1 657	3 147	0	0	23	3 170
Fribourg, Rue de la Banque 4/Rte d. Alpes	269	1 313	143	100	202	1 758
Glarus, Gemeindehausplatz 3	198	1 061	212	0	0	1 273
Gossau SG, Lagerstr. 4[4]	40 209	6 613	601	300	15 466	22 980
Langenthal, Murgenthalstr. 12	5 880	3 894	0	0	0	3 894
Lugano, Via S. Balestra 12	1 660	4 477	313	115	100	5 005
Lugano, Via S. Balestra 17	1 502	3 491	392	0	649	4 532
Luzern, Alpenstr. 6	308	1 396	454	120	0	1 970
Luzern, Hirschmattstr. 36	636	3 018	18	104	10	3 150
Luzern, Maihofstr. 1	930	2 813	345	0	0	3 158
Neuchâtel, Rue de Draizes 3,5,7[4]	17 764	12 517	0	0	3 088	15 605
Olten, Baslerstr. 44	657	2 002	423	101	325	2 851
Rapperswil, Alte Jonastr. 24/Neue Jonastr. 65[4]	17 110	14 859	1 711	132	2 527	19 229
Rorschach, Signalstr. 15	691	743	277	0	160	1 180
Sion, Av. de la Gare 25	854	1 601	323	0	146	2 070
Sion, Av. de la Gare 27/Av. de Pratifori 3[4]	3 671	4 711	112	354	595	5 772
Sion, Place du Midi 24	345	940	425	0	136	1 501
Sion, Rue des Vergers 1	601	2 866	582	0	224	3 672
Solothurn, Rötistr. 4,6	2 782	5 850	0	117	289	6 256

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[3] Year of last overall renovation
[4] These properties have been acquired in 2001

Parking spaces	Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Ownership status	Ownership percentage
17	565 372	0.0%	8.2%	1968	2001	1.1.2000	Sole ownership	100.0%
7	547 620	0.0%	6.3%	1971		1.10.1999	Sole ownership	100.0%
150	1 553 603	30.9%	6.0%	1972		1.1.2001	Sole ownership	100.0%
2	843 840	3.6%	6.4%	1965	1999	1.1.2000	Sole ownership	100.0%
40	2 679 384	0.0%	5.6%	1965	2000	1.10.1999	Sole ownership	100.0%
78	3 252 594	22.7%	6.6%	1906	2001	1.4.2001	Sole ownership	100.0%
0	307 392	0.0%	5.9%	1900	1985	1.10.1999	Sole ownership	100.0%
15	463 882	5.9%	8.6%	1987	1998	1.4.2001	Sole ownership	100.0%
67	801 540	0.0%	6.3%	1993		1.10.1999	Sole ownership	100.0%
3	370 872	58.9%	-1.5%	1970	2001	1.1.2000	Sole ownership	100.0%
0	191 784	3.4%	3.2%	1861	1996	1.10.1999	Sole ownership	100.0%
511	2 097 624	31.3%	6.6%	1998		1.4.2001	Sole ownership	100.0%
28	566 628	0.0%	6.5%	1972		1.10.1999	Sole ownership	100.0%
84	1 473 151	0.1%	5.6%	1976	1997	1.1.2000	Sole ownership	100.0%
47	1 402 162	6.0%	5.1%	1993		1.10.1999	Sole ownership	100.0%
0	420 348	0.0%	4.7%	1973	2000	1.10.1999	Sole ownership	100.0%
7	739 740	11.9%	6.8%	1969	1990/2001	1.1.2000	Sole ownership	100.0%
44	750 511	1.4%	5.8%	1989		1.10.1999	Sole ownership	100.0%
64	1 720 309	7.6%	9.7%	1962/95		1.4.2001	Sole ownership	100.0%
22	631 594	6.3%	6.3%	1964	1987	1.1.2000	Sole ownership	100.0%
163	3 059 888	34.6%	6.3%	1974/76/91	1999	1.4.2001	Sole ownership	100.0%
3	234 672	0.0%	7.5%	1929	1995	1.10.1999	Sole ownership	100.0%
20	402 648	0.0%	7.6%	1967	1986	1.1.2000	Sole ownership	100.0%
13	610 657	17.6%	11.9%	1934/96	1998	1.4.2001	Sole ownership	100.0%
5	295 536	4.5%	7.7%	1966		1.10.1999	Sole ownership	100.0%
27	544 397	0.0%	6.3%	1988		1.10.1999	Sole ownership	100.0%
114	1 293 718	0.3%	6.2%	1989		1.10.1999	Sole ownership	100.0%

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)	Other area (m²)	Total rentable area (m²)
Other locations (continuation)						
St. Gallen, Burggraben (Parkgarage)	n.a.	0	0	0	184	184
St. Gallen, Kornhausstr. 25	1 154	5 400	938	0	0	6 338
St. Gallen, Marktplatz 4	513	1 433	705	0	0	2 138
St. Gallen, Metzgergasse 9	155	0	721	0	0	721
St. Gallen, St.Leonhard-Kornhaus-Vadians	1 222	3 194	857	361	166	4 578
Weinfelden, Bahnhofstr. 22	1 354	1 058	0	0	10	1 068
Zug, Alpenstr. 9	548	1 644	240	0	18	1 902
Zug, Baarerstr. 73	648	1 080	158	0	50	1 288
Zug, Kolinplatz 2	285	716	121	0	0	837
Total	**124 692**	**120 178**	**18 985**	**2 168**	**44 144**	**185 475**
Objects in construction						
Wallisellen, Richtistr. 5/7[4]	9 779	14 443	0	0	1 853	16 296
Overall total portfolio	**293 042**	**434 731**	**59 342**	**5 866**	**68 539**	**568 478**

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year (or purchase price for newly acquired properties)
[3] Year of last overall renovation
[4] These properties have been acquired in 2001

Parking spaces	Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Ownership status	Ownership percentage
412	1 571 502	0.0%	7.0%	1989		1.10.1999	Sole ownership	100.0%
21	1 246 338	0.0%	5.3%	1977	1993	1.10.1999	Sole ownership	100.0%
0	551 390	0.0%	7.0%	1956	1993	1.10.1999	Sole ownership	100.0%
0	93 900	0.0%	6.9%	1958	1980	1.10.1999	Sole ownership	100.0%
8	996 132	0.0%	5.3%	1910	1985	1.10.1999	Sole ownership	100.0%
17	265 636	0.0%	8.3%	1992		1.10.1999	Freehold apart.	45.0%
20	539 338	0.0%	5.1%	1965	1997	1.10.1999	Sole ownership	100.0%
15	320 868	7.6%	6.2%	1964		1.10.1999	Sole ownership	100.0%
1	186 264	0.1%	4.5%	1491		1.10.1999	Sole ownership	100.0%
2 025	**33 592 834**	**11.1%**	**6.1%**					
284	n.a.	n.a.	n.a.	2001		1.4.2003	Sole ownership	100.0%
5 381	**140 934 026**	**3.8%**	**5.6%**					

Real Estate Portfolio

Applied discount rates at 31 December 2001

	Zurich area		Geneva area	
Discount rates in %	Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000
5.25 - 5.45	6	202 395	2	35 609
5.50 - 5.70	22	648 981	9	227 873
5.75 - 5.95	12	193 142	3	21 788
6.00 - 6.20	3	34 456	0	0
6.25 - 6.45	2	12 234	0	0
6.50 - 6.70	1	7 410	0	0
6.75 - 7.00	0	0	0	0
Total	**46**	**1 098 618**	**14**	**285 270**

The discount rates, which are applied by the external, independent valuation company CB Richard Ellis, Zurich, on the recurring (half-yearly) revaluations, are composed as follows: interest rate basic plus object-specific components (city, location, market factors, quality of tenants, ownership status, quality of building). Individual discount rates are applied on each property.

Compared to the year-end valuation at 31 December 2000 the discount rates have been adjusted due to lower interest rates. The calculated, weighted average discount rate on the whole portfolio decrased from 6.0%, valid at 31 December 2000, to 5.8% (including newly acquired properties) at 31 December 2001.

Lausanne, Basel and Berne areas		Other locations		Overall total portfolio	
Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000
0	0	0	0	8	238 004
1	59 087	0	0	32	935 941
18	325 856	2	11 377	35	552 163
1	883	18	267 175	22	302 514
1	2 711	8	67 881	11	82 826
0	0	6	61 375	7	68 785
0	0	2	39 503	2	39 503
21	**388 537**	**36**	**447 311**	**117**	**2 219 736**

Expiry of lease contracts at 31 December 2001

(in CHF 1 000)	Rental income[1]	In % of total
2002	21 933	16%
2003	7 917	6%
2004	6 687	5%
2005	15 507	12%
2006	19 223	14%
2007	8 929	7%
2008	5 493	4%
2009	5 774	4%
2010	8 521	6%
2011	2 811	2%
2012+	32 847	24%
Total	**135 642**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 31 December 2001

Tenant structure at 31 December 2001

(in CHF 1 000)	Rental income[1]	In % of total
Swisscom	25 895	19%
Zurich Financial Services Group	15 569	12%
Migros	6 794	5%
UBS	5 682	4%
Credit Suisse	4 015	3%
Next five largest tenants	15 283	11%
Other	62 405	46%
Total	**135 642**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 31 December 2001

Five Year Review

(in CHF 1 000)	1997[1]	1998[1]	1999[2]	2000	2001
Rental income	61 717	62 529	64 917	78 460	119 843
Net changes in fair value of real estate investments	0	0	7 190	90 185	128 803
Income from property sales	0	0	0	-24	704
Income from investments in associated companies	0	0	0	0	53 729
Income from management services	15 337	19 802	25 545	29 398	36 146
Total operating income	**77 054**	**82 331**	**97 652**	**198 019**	**339 225**
Total operating expenses	**-33 831**	**-34 647**	**-48 468**	**-35 998**	**-51 044**
Operating income before financial expenses	**43 223**	**47 684**	**49 184**	**162 021**	**288 181**
Net financial expenses	-12 823	-11 080	-10 106	-11 457	-30 375
Operating income before taxes	**30 400**	**36 604**	**39 078**	**150 564**	**257 805**
Taxes	-3 525	-4 872	-6 615	- 31 039	-46 336
Net income	**26 875**	**31 732**	**32 463**	**119 525**	**211 470**
Net income excluding gains on real estate investments[3]	**26 875**	**31 732**	**32 463**	**50 515**	**63 790**
Cash flow from operating activities	24 840	38 718	19 943	69 650	70 256
Cash flow from investing activities	-25 541	-12 341	-3 603	-329 010	-656 000
Cash flow from financing activities	-2 003	-19 319	-21 610	265 862	604 905
Fixed assets	1 061 103	1 072 797	1 086 731	1 502 761	2 335 164
Current assets	15 647	27 204	23 968	28 357	60 804
Shareholders' equity	**730 414**	**742 827**	**748 067**	**998 932**	**1 440 783**
Shareholders' equity in % of fixed assets	68.8%	69.2%	68.8%	66.5%	61.7%
Return on equity[4]	3.6%	4.3%	4.4%	13.0%	17.7%
Long-term liabilities	237 363	236 690	245 328	413 011	483 399
Short-term liabilities	108 973	120 484	117 304	119 175	471 786
Total assets	**1 076 750**	**1 100 001**	**1 110 699**	**1 531 118**	**2 395 968**
Real estate investments	1 058 774	1 068 327	1 081 070	1 499 586	2 264 486
Number of properties	81	81	81	102	118
Implied yield, gross	5.7%	5.8%	6.0%	6.1%	6.4%
Implied yield, net	4.5%	4.8%	4.9%	5.1%	5.6%
Vacancy rate	5.7%	4.0%	3.1%	2.8%	3.8%
Employees	96	149	157	164	173

(in CHF 1 000)	1997[1]	1998[1]	1999[2]	2000	2001
Per share figures (in CHF)[5]					
Earnings per share (EPS)[6]	5.38	6.35	6.49	20.83	31.78
EPS excluding gains on real estate investments[5,7]	5.38	6.35	6.49	8.80	9.59
Cash flow from operating activities per share[5]	4.97	7.74	3.99	12.14	10.56
Net asset value per share (NAV)[8]	146.08	148.57	149.61	168.83	188.34
NAV per share before deferred tax[8]	149.98	148.59	149.56	172.73	195.78
Dividend per share	0.00	0.00	0.00	4.00	5.00[9]
Number of issued shares	5 000 000	5 000 000	5 000 000	5 916 680	7 650 000
Weighted average number of shares	5 000 000	5 000 000	5 000 000	5 738 494	6 654 963
Share price (high/low)[10]	n.a.	n.a.	n.a.	156.00/140.00	157.25/147.25

1 Historical combined
2 Historical combined, restated
3 Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes
4 Net income in proportion to weighted shareholders' equity
5 Registered shares with a nominal value of CHF 100 each
6 Refers to weighted average number of shares
7 Basis: Net income excluding gains on real estate investments, see footnote 3
8 Before dividend payment
9 Proposal to the Annual General Meeting on 4 April 2002
10 First trading day on the SWX Swiss Exchange: 7 March 2000

Key Financial Figures by Canton

Cantons	Number of properties	Rental income	Net rental income
(in CHF 1 000, for the period 1 April to 31 December)			
Canton of Zurich			
2001	15	11 675	10 959
Canton of Geneva			
2001	14	5 611	5 044
Canton of Berne			
2001	29	25 773	24 161
Other cantons			
2001	71	30 238	27 269
Overall total portfolio			
2001	**129**	**73 298**	**67 433**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 31 December 2001, based on the existing lease agreements

[2] Open market value estimated by CB Richard Ellis

[3] As per reporting date

[4] In % of gross potential income

In % of total	Gross potential income[1]	Market value properties[2]	In % of total	Vacancy rate[3,4]	Vacancy (m^2)[3]
16.3%	17 723	232 251	18.2%	5.7%	5 840
7.5%	9 299	114 518	9.0%	19.8%	7 002
35.8%	36 940	396 853	31.1%	6.1%	15 238
40.4%	50 565	534 289	41.8%	18.8%	67 953
100.0%	**114 527**	**1 277 911**	**100.0%**	**12.8%**	**96 033**

Property Details[1,2]

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)
Canton of Zurich				
Herrliberg, Sunnhaldenstr. 12	2 514	822	0	218
Küsnacht ZH, Alte Landstr. 135/137	2 149	1 200	0	333
Rüti ZH, Bandwiesstr. 5	1 216	110	118	91
Urdorf, Heinrich-Stutzstr. 27/29	30 671	46 579	250	302
Uster, Quellenstr. 2-4	2 731	3 198	0	354
Winterthur, Rudolfstr. 17	936	723	256	155
Winterthur, Tössfeldstr. 35/37	13 343	5 356	1 761	308
Winterthur, Wartstr. 2/6	585	1 990	357	0
Zurich, Aargauerstr. 10	18 999	0	0	961
Zurich, Aargauerstr. 10	-	729	0	0
Zurich, Forchstr. 261	2 094	2 610	60	107
Zurich, Gutenbergstr. 1/9	1 488	7 592	195	90
Zurich, Letzigraben 75	2 244	655	0	101
Zurich, Zurlinden 111/Bremgartenstr. 51	1 388	2 242	0	170
Zurich, Zypressenstr. 60	1 718	3 421	0	0
Total	**82 076**	**77 227**	**2 997**	**3 190**
Canton of Geneva				
Châtelaine, Rue Jean-Simonet 12	2 373	1 537	0	121
Chêne-Bourg, Chemin de la Mousse 8	931	1 587	0	83
Geneva, Av. Dumas 21	2 877	3 976	0	0
Geneva, Rue du Grand-Pré 54-56	322	2 428	0	0
Geneva, Rue du Grand-Pré 58	379	1 129	0	0
Geneva, Rue du Grand-Pré 58	2 163	1 926	0	345
Geneva, Rue Richard-Wagner 6	6 634	10 260	0	0
Geneva, Rue Rossi 16	1 544	6 671	131	0
Grand-Lancy, Chemin de Semailles 50	3 078	1 713	0	112
Le Grand-Saconnex, Chemin Jacques-Attenville 9	5 876	2 226	0	125
Meyrin, Chemin du Jardin-Alpin 2	2 974	2 096	0	181
Vernier, Chemin de l'Etang 53-57	3 101	9 119	0	136
Vernier, Chemin de l'Etang 61	5 229	0	0	97
Vernier, Chemin de l'Etang 65	3 765	2 833	0	0
Total	**41 246**	**47 501**	**131**	**1 200**

[1] All properties have been acquired in 2001 with 1 April 2001 as starting date of benefit period, for all properties the ownership percentage is 100%
[2] Provisional figures for all m² data
[3] As per reporting date, in % of gross potential income
[4] Year of last overall renovation

Other area (m²)	Total rent-able area (m²)	Parking spaces	Vacancy rate[3]	Year of construction	Year of renovation[4]	Ownership status
79	1 119	5	36.5%	1976	1990/91	Sole ownership
0	1 533	4	0.0%	1971		Sole ownership
820	1 139	9	9.2%	1969		Sole ownership
479	47 610	127	0.8%	1976		Sole ownership
115	3 667	31	2.7%	1956/76	1991	Sole ownership
790	1 924	2	50.6%	1895		Sole ownership
4 021	11 446	252	17.5%	1990		Sole ownership
185	2 532	14	88.2%	1960	1980	Sole ownership
29 911	30 872	277	0.2%	1974	1997	Sole ownership
0	729	0	0.0%	1991	1997	Sole ownership
0	2 777	14	0.9%	1961	1991	Sole ownership
494	8 371	12	1.6%	1962	1986	Sole ownership
1 663	2 419	5	0.0%	1949	1989	Sole ownership
1 078	3 490	52	0.3%	1942	1990	Sole ownership
93	3 514	65	0.3%	1970	1990/97	Freehold apart.
39 728	**123 142**	**869**	**5.7%**			
0	1 658	5	0.0%	1972	1995	Sole ownership
0	1 670	7	0.0%	1970	1995	Sole ownership
101	4 077	24	0.8%	1965	1985	Sole ownership
0	2 428	5	0.0%	1984		Sole ownership
0	1 129	32	52.7%	1984		Sole ownership
28	2 299	5	47.7%	1984	1992	Sole ownership
0	10 260	67	0.0%	1986	1998	Sole ownership
86	6 888	30	40.6%	1972	1991	Sole ownership
0	1 825	4	69.2%	1974	1993	Sole ownership
0	2 351	16	25.1%	1973	1987	Sole ownership
0	2 277	6	0.0%	1975	1989	Sole ownership
1 299	10 554	104	28.7%	1980		Sole ownership
2 371	2 468	323	27.4%	1985	1998	Sole ownership
0	2 833	40	1.5%	1972	1990	Sole ownership
3 885	**52 717**	**668**	**19.8%**			

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)
Canton of Berne				
Berne, Effingerstr. 19	417	788	0	0
Berne, Galgenfeldweg 18	2 707	2 660	0	0
Berne, Haslerstr. 30/Effingerstr. 47	1 699	5 788	0	297
Berne, Laupenstr. 10	969	1 763	740	0
Berne, Laupenstr. 18	2 717	5 208	0	119
Berne, Laupenstr. 18a	-	2 801	134	0
Berne, Libellenweg 21	n.a.	641	237	312
Berne, Ostermundigenstr. 91	n.a.	17 610	0	0
Berne, Ostermundigenstr. 93	47 948	14 689	0	0
Berne, Ostermundigenstr. 95	n.a.	217	1 080	0
Berne, Ostermundigenstr. 99	n.a.	8 082	0	0
Berne, Ostermundigenstr. 99a	-	6 129	0	0
Berne, Ostermundigenstr. 103	n.a.	12 582	0	0
Berne, Rosenweg 32	1 138	0	0	118
Berne, Scheibenstr. 20	3 277	3 531	0	267
Berne, Wankdorffeldstr. 98	n.a.	0	0	364
Berne, Wankdorffeldstr. 102	5 103	8 445	0	0
Berne, Zentweg 27	2 055	4 390	0	0
Berne, Zentweg 46	3 702	9 230	0	0
Biel, Aarbergstr. 94	4 928	14 512	0	0
Biel, Aarbergstr. 107	5 352	12 132	389	2 879
Gwatt (Thun), Eisenbahnstr. 95	14 291	7 638	0	134
Interlaken, Aareckstr. 6	5 007	4 732	0	375
Ostermundigen, Bernstr. 5	3 005	4 423	0	0
Ostermundigen, Poststr. 6	12 368	16 080	690	243
Ostermundigen, Poststr. 25	3 371	3 189	0	0
Thun, Aarestr. 38B	1 829	3 463	391	0
Thun, Bälliz 60/60A	1 532	3 861	15	0
Thun, Gewerbestr. 15	2 731	7 863	0	127
Total	**126 146**	**182 447**	**3 676**	**5 235**

[1] All properties have been acquired in 2001 with 1 April 2001 as starting date of benefit period, for all properties the ownership percentage is 100%
[2] Provisional figures for all m² data
[3] As per reporting date, in % of gross potential income
[4] Year of last overall renovation

Other area (m²)	Total rentable area (m²)	Parking spaces	Vacancy rate[3]	Year of construction	Year of renovation[4]	Ownership status
48	836	0	9.2%	1930		Sole ownership
0	2 660	31	0.0%	1985		Freehold apart.
551	6 636	17	21.2%	1964/76	1995	Sole ownership
0	2 503	9	0.0%	1965	1997	Sole ownership
349	5 676	19	5.6%	1935	1997	Sole ownership
297	3 232	13	10.9%	1960		Sole ownership
1 244	2 434	0	1.6%	1986		Sole ownership
912	18 522	471	1.7%	1965		Sole ownership
235	14 924	0	0.0%	1969	2000	Sole ownership
257	1 554	4	2.2%	1971		Sole ownership
14 178	22 260	0	1.5%	1970		Sole ownership
5 343	11 472	0	11.3%	1955		Sole ownership
5 620	18 202	0	0.0%	1991	2000	Sole ownership
1 246	1 364	51	24.2%	1976		Sole ownership
388	4 186	21	13.0%	1975/85		Sole ownership
403	767	26	17.7%	1955	1992	Building right
2 062	10 507	31	19.9%	1955	1992	Building right
0	4 390	26	0.0%	1990		Sole ownership
531	9 761	74	0.2%	1989		Sole ownership
735	15 247	17	4.7%	1928/62	1986/93	Sole ownership
1 587	16 987	63	14.4%	1994		Sole ownership
174	7 946	86	0.4%	1982		Sole ownership
718	5 825	69	6.9%	1978		Sole ownership
0	4 423	44	0.2%	1976		Freehold apart.
780	17 793	123	0.0%	1994		Sole ownership
0	3 189	92	0.0%	1991		Freehold apart.
278	4 132	77	18.6%	1961	1999	Sole ownership
245	4 121	0	55.7%	1891	1941/55/80	Sole ownership
102	8 092	37	0.5%	1975	1995	Sole ownership
38 283	**229 641**	**1 401**	**6.1%**			

At 31 December 2001 **Location, address**	**Land area (m²)**	**Office area (m²)**	**Retail area (m²)**	**Residen-tial area (m²)**
Other cantons				
Aarau, Bahnhofstr. 102	6 088	11 477	0	97
Altdorf UR, Bahnhofstr. 11	1 854	2 507	0	155
Arlesheim, Schorenweg 10	33 584	16 499	744	471
Ascona, Via Collegio 6	1 172	0	0	0
Bad Ragaz, Im Sand (Fläscherstr. 8)	1 176	433	0	0
Baden, Bahnhofstr. 31	3 143	10 482	0	306
Baden, Haselstr. 11	487	249	0	145
Basel, Grosspeterstr. 18-20	12 040	10 720	242	281
Basel, Mattenstr. 24	1 633	204	0	323
Basel, Zwingerstr. 25	3 714	4 912	0	275
Bellinzona, Via C. Pellandini 2	3 642	3 790	0	243
Bulle, Route de Riaz 18	3 314	644	0	0
Chur, Grossbruggerweg 2	23 070	2 587	5 400	261
Chur, Tittwiesenstr. 27/29	1 885	2 483	0	0
Davos Platz, Platzstr. 3	1 571	0	0	0
Disentis/Mustér, Curtin	2 066	233	0	0
Epalinges, Au Grand Chemin 63	2 185	0	0	0
Fribourg, Abbé-Bovet 4	1 830	8 148	0	148
Fribourg, Route de Villars 101	3 706	3 333	0	0
Fribourg, Route des Arsenaux 41	4 310	8 741	736	331
Giubiasco, Via Ferriere 11	20 411	5 323	96	149
Glarus, Bahnhofstr. 14/16	983	236	556	582
Jona, Eichwiesstr. 20	18 593	4 088	222	136
Kriens, Sternmatt 6	29 483	7 765	3 365	271
Lausanne, Av. de Sévelin 40	3 060	1 967	0	0
Lausanne, Av. de Sévelin 46	3 320	12 437	0	224
Lausanne, Av. de Sévelin 54	1 288	541	0	0
Lausanne, Chemin de Bellerive 3bis	1 283	0	0	115

[1] All properties have been acquired in 2001 with 1 April 2001 as starting date of benefit period, for all properties the ownership percentage is 100%
[2] Provisional figures for all m² data
[3] As per reporting date, in % of gross potential income
[4] Year of last overall renovation

Other area (m²)	Total rentable area (m²)	Parking spaces	Vacancy rate[3]	Year of construction	Year of renovation[4]	Ownership status
1 430	13 004	73	8.1%	1977	1998	Sole ownership
756	3 418	24	23.8%	1953	1995	Sole ownership
13 684	31 398	457	10.5%	1974	1990/96	Sole ownership
1 424	1 424	12	12.5%	1961	1980/82	Sole ownership
178	611	4	2.7%	1984	1990/91	Sole ownership
862	11 650	120	21.1%	1979		Sole ownership
0	394	8	33.8%	1910	1990	Sole ownership
559	11 802	239	7.6%	1988		Sole ownership
3 671	4 198	21	3.1%	1973		Sole ownership
1 331	6 518	109	12.8%	1948	1996/99	Sole ownership
933	4 966	81	15.3%	1976	1988/93/98	Sole ownership
1 878	2 522	61	5.0%	1971	1988	Sole ownership
2 861	11 109	200	8.9%	1978		Sole ownership
1 106	3 589	67	46.4%	1993		Sole ownership
1 670	1 670	13	0.0%	1974	1992/96	Sole ownership
428	661	7	19.4%	1988		Sole ownership
866	866	2	1.6%	1986		Sole ownership
0	8 296	0	9.8%	1901/79	1988/97	Sole ownership
0	3 333	6	0.0%	1993		Sole ownership
1 177	10 985	152	11.7%	1997		Sole ownership
12 136	17 704	121	54.6%	1997	1998/99	Sole ownership
43	1 417	17	4.0%	1896	1998	Sole ownership
7 101	11 547	277	53.4%	1979/93		Sole ownership
11 932	23 333	514	9.5%	1986		Sole ownership
5 620	7 587	136	58.0%	1992		Sole ownership
4 546	17 207	0	18.0%	1994	1998	Sole ownership
2 532	3 073	2	0.0%	1932	1990	Sole ownership
1 023	1 138	6	35.3%	1956	1994	Sole ownership

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)
Other cantons (continuation)				
Lausanne, Chemin de Renens 30	2 069	2 272	0	116
Lausanne, Rue de Sébeillon 1-3	2 870	4 940	0	180
Lausanne, Rue de Sébeillon 2	5 955	747	0	0
Lenzerheide/Lai, Voa davos lai 5A	1 448	0	0	0
Les Diablerets, Dessous-les-Sassets	1 521	0	0	0
Leukerbad, Rathaus	160	0	0	0
Leysin, La Cité	1 959	0	0	0
Locarno, Via d'Alberti 5	3 244	340	0	151
Luzern, Hirschengraben 49	2 614	2 632	502	128
Meggen, Neuhusstr. 3	3 081	4 255	0	0
Montana, Sommet de Crans	1 099	635	0	136
Montreux, Chemin du Petit-Clos	1 162	1 141	0	0
Neuchâtel, Av. Edouard-Dubois 20	17 661	7 879	498	0
Neuchâtel, Rue de la Maladière 23	3 337	4 376	0	189
Olten, Amthausquai 21	1 975	2 771	0	0
Olten, Belchenstr. 7	695	885	0	0
Olten, Haslistr. 42	2 267	0	0	0
Olten, Haslistr. 70	734	0	0	0
Olten, Haslistr. 72	6 567	3 067	302	0
Olten, Haslistr. 72	1 641	750	0	0
Olten, Haslistr. 74	6 606	0	0	0
Olten, Haslistr. 102	377	0	0	0
Olten, Neuhardstr. 33	4 544	10 409	25	166
Payerne, Rue du Collège	637	1 271	367	164
Renens VD, Av. du Temple 3	1 901	1 714	0	0
Schwyz, Postplatz 5	1 193	543	240	175
Scuol, Suot Rachögna	1 418	494	0	0
Sion, Rue de l'Industrie 10	14 010	4 421	163	189

[1] All properties have been acquired in 2001 with 1 April 2001 as starting date of benefit period, for all properties the ownership percentage is 100%
[2] Provisional figures for all m² data
[3] As per reporting date, in % of gross potential income
[4] *Year of last overall renovation*

Other area (m²)	Total rentable area (m²)	Parking spaces	Vacancy rate[3]	Year of construction	Year of renovation[4]	Ownership status
0	2 388	6	0.2%	1949	1991	Sole ownership
5 703	10 823	150	38.4%	1963	1998	Sole ownership
375	1 122	227	7.5%	1930	1998	Sole ownership
638	638	3	0.0%	1982	1991	Sole ownership
411	411	2	1.9%	1979	1993	Sole ownership
112	112	0	0.0%	1995		Freehold apart.
427	427	2	1.9%	1991		Sole ownership
4 581	5 072	38	51.6%	1978	1988	Sole ownership
44	3 306	51	13.9%	1979	1999	Sole ownership
98	4 353	23	2.5%	1978		Sole ownership
0	771	3	6.5%	1970	1990	Sole ownership
394	1 535	6	19.8%	1981		Sole ownership
0	8 377	16	14.3%	1995		Sole ownership
0	4 565	30	12.4%	1988		Sole ownership
1 306	4 077	13	55.2%	1930	1985	Sole ownership
519	1 404	8	0.3%	1989		Sole ownership
0	0	45	19.4%	1969		Sole ownership
471	471	0	0.0%	1950	1993	Sole ownership
921	4 290	61	40.1%	1975	1995	Sole ownership
1 445	2 195	0	88.5%	1945	1998	Sole ownership
2 462	2 462	82	57.4%	1971	1993	Sole ownership
398	398	0	51.0%	1940	1993	Sole ownership
202	10 802	59	11.1%	1972		Sole ownership
24	1 826	0	12.1%	1990		Sole ownership
0	1 714	21	1.3%	1962	1998	Sole ownership
190	1 148	19	27.4%	1907	1994	Sole ownership
172	666	6	15.5%	1932	1994	Sole ownership
160	4 933	192	24.6%	1981	1992	Sole ownership

At 31 December 2001 Location, address	Land area (m²)	Office area (m²)	Retail area (m²)	Residential area (m²)
Other cantons (continuation)				
Sion, Rue de l'Industrie 10 Pavillon	429	627	0	0
Solothurn, Poststr. 2	1 419	4 008	1 082	109
St. Gallen, Farbgutstr. 3	1 881	313	0	88
St. Gallen, Schochengasse 6	1 316	4 205	0	0
St. Gallen, Wassergasse 18	668	1 238	0	0
St. Gallen, Wassergasse 42/44	1 714	2 451	0	115
St. Gallen, Wassergasse 50/52	1 373	3 092	275	0
Steinhausen, Sumpfstr. 6	8 348	2 342	0	174
Sursee, Schellenrainstr. 13	7 889	2 357	0	134
Verbier, Périn	1 901	290	294	0
Verbier, Route de Verbier 2	1 163	100	474	0
Viganello, Via Generale Guisan 3	6 681	1 916	0	195
Villars-sur-Ollon, En Sépey	2 221	0	0	0
Weinfelden, Wilerstr. 2	3 212	1 624	0	145
Zermatt, Oberematten	595	0	0	185
Total	**324 446**	**199 904**	**15 583**	**7 252**
Overall total portfolio	**573 914**	**507 079**	**22 387**	**16 877**

[1] All properties have been acquired in 2001 with 1 April 2001 as starting date of benefit period, for all properties the ownership percentage is 100%
[2] Provisional figures for all m² data
[3] As per reporting date, in % of gross potential income
[4] Year of last overall renovation

Other area (m²)	Total rentable area (m²)	Parking spaces	Vacancy rate[3]	Year of construction	Year of renovation[4]	Ownership status
0	627	0	64.5%	1990		Sole ownership
904	6 103	23	21.7%	1975	1993	Sole ownership
1 137	1 538	10	3.2%	1953		Sole ownership
200	4 405	69	1.1%	1971		Sole ownership
963	2 201	5	0.0%	1970		Sole ownership
980	3 546	88	4.1%	1966	1997	Freehold apart.
0	3 367	45	0.3%	1998		Sole ownership
1 647	4 163	54	13.8%	1983		Sole ownership
191	2 682	63	4.5%	1980	1998	Sole ownership
0	584	1	1.8%	1975	1990	Sole ownership
0	574	23	0.0%	1967	1989	Sole ownership
840	2 951	123	60.6%	1968	1994	Sole ownership
562	562	1	0.0%	1980		Sole ownership
1 107	2 876	27	3.2%	1973		Sole ownership
501	686	4	8.6%	1954	1990	Sole ownership
109 832	**332 571**	**4 328**	**18.8%**			
191 728	**738 071**	**7 266**	**12.8%**			

Customer Care –
Efficient, Effective and Local

Regional branch network

Our strong regional presence keeps us in close touch with the most up-to-date market trends of local real estate markets. The well developed network of offices allows an efficient and effective management of all properties.

Investor Relations

PSP Management AG
Vasco Cecchini
Feldeggstrasse 5
PO Box
8152 Glattbrugg
Phone +41 (0)1 625 57 23
Fax +41 (0)1 625 58 25
investor.relations@psp-swissproperty.ch

Company addresses

PSP Real Estate AG
Feldeggstrasse 5
PO Box
8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25

PSP Management AG
Feldeggstrasse 5
PO Box
8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 58

Branch offices of PSP Management AG

Aarau
Branch manager:
Thomas Bracher
PSP Management AG
Rain 53, PO Box
5001 Aarau
Phone +41 (0)62 837 76 76
Fax +41 (0)62 837 76 77

Basel
Branch manager:
Andreas Trächslin
PSP Management AG
Webergasse 34, PO Box
4005 Basel
Phone +41 (0)61 686 40 40
Fax +41 (0)61 686 40 41

Rheinfelden office
PSP Management AG
Augarten Zentrum, PO Box
4310 Rheinfelden 2
Phone +41 (0)61 836 90 60
Fax +41 (0)61 863 90 66

Berne
Branch manager:
Andreas Bühler
PSP Management AG
Eigerstrasse 60, PO Box
3000 Bern 23
Phone +41 (0)31 378 60 60
Fax +41 (0)31 378 60 61

Geneva
Manager of French-speaking Switzerland:
Roland Zbinden
PSP Management SA
Rue des Caroubiers 23, PO Box 1232
1227 Carouge
Phone +41 (0)22 827 02 02
Fax +41 (0)22 827 02 01

Lausanne
Branch manager:
Jean-Jacques Morard
PSP Management SA
Avenue de Cour 135, PO Box 128
1000 Lausanne
Phone +41 (0)21 613 70 70
Fax +41 (0)21 613 70 75

Zurich 1
Branch manager:
René Lüscher
PSP Management AG
Feldeggstrasse 5, PO Box
8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 84

Zurich 2
Branch manager:
Markus Hux
PSP Management AG
Feldeggstrasse 5, PO Box
8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 63

St. Gall office
PSP Management AG
Rorschacherstrasse 304, PO Box
9016 St. Gallen
Phone +41 (0)71 288 94 94
Fax +41 (0)71 288 93 94

Swiss Property

PSP Swiss Property Ltd
Kolinplatz 2
6300 Zug
www.psp-swissproperty. ch
info@psp-swissproperty.ch